

A Taste Of Yesterday


03056992



A Concept For Today

Grill Concepts, Inc.
2002 Annual Report

Saks Fifth Avenue and Macy's, two hotels, an ice skating rink, restaurants and 1.1 million square feet of high-rise office space. Including the newly completed 700,000 square foot expansion, the Houston Galleria ranks as the fifth largest shopping complex in the country. Connected to the hotel and the Galleria, the Houston Daily Grill accommodates 140 guests for breakfast, lunch and dinner and is the only full service dining establishment serving the luxurious business hotel.

We believe our strategy of associating new openings with premier hotel and hospitality organizations has been a significant factor to the Company's improving operating performance. Not only does it heighten the recognition of the Daily Grill brand as a leading restaurant concept, but also significantly reduces our capital expenditures related to new openings.



Late in the year, we announced plans to strengthen our penetration in the metropolitan Washington, D.C. area with a scheduled opening mid 2003 of a new Daily Grill restaurant in the Hyatt Regency Bethesda in suburban Maryland. At the intersection of Wisconsin Avenue and East West Highway and adjacent to the Bethesda Metro Subway Station, the new Daily Grill restaurant will be strategically located in the heart of Maryland's corporate high-tech corridor and central to the city's social events. Connected to the hotel, but with separate entrances from the popular plaza terrace, the Daily Grill restaurant will be the only full service restaurant in the 390-room Hyatt Regency hotel and the exclusive room service provider.

Subsequent to year-end, we opened a new Daily Grill restaurant in California's South Bay coastal community surrounding Manhattan Beach as a joint venture with Continental Development Corporation, a regional specialist in office park development. Considered part of the area's unofficial "restaurant row," the new 7,000 square-foot, $1.9 million Daily Grill restaurant is strategically located to accommodate both the corporate and residential patron. The design of our South Bay Daily Grill restaurant updates our classic look with warm lighting, rose-colored walls, and contemporary stainless steel fixtures. As with all The Grill on the Alley and Daily Grill restaurants, the cuisine is still prepared traditionally, using home-cooking techniques and made with fresh ingredients purchased daily.

Through 2002, we stayed focused on the Company's strategic growth goals, and also strengthened our core people assets. We defined a clear mission statement, along with guiding values, that demonstrate the commitment we have to our shareholders, our staff, and our guests, and represents the founding tenets of the Company. These principals, embodied in the Company's 2002 annual report, have kept us strong and continue to drive the momentum at Grill Concepts.

The accomplishments we made this year underscore the viability of our restaurant concept and position the Company to gain measurable benefits when the economy rebounds. With 2002 behind us, we look forward to the prospects of 2003, and, now more than ever, extend our deepest appreciation to the dedication of our employees, the loyalty of our customers, and the long term support of our shareholders.

Sincerely,



Robert Spivak
President and Chief Executive Officer

To Our Shareholders

The momentum at Grill Concepts continued in 2002 despite an extremely demanding year in which the U.S. experienced its longest lasting recessionary period since the 1930s. Taking the necessary steps to adjust to the business environment, we continued to operate profitably and execute our strategic initiatives while growing the Company. This growth included entering two new geographic markets with our Daily Grill branded restaurants and furthering the development of our most valuable asset, the people who work hard daily to make this Company strong.

Fiscal 2002 marked Grill Concepts' third consecutive year of profitability and the Company's fifth consecutive year of positive operating cash flow. For the fiscal year ended December 29, 2002, consolidated revenues, including management and license fees, totaled $42.3 million, compared with $45.4 million in the prior year. The decline was attributed to a 3.6% decline in same store sales due to reduced guest traffic and discontinued operations at two locations. We closed the Encino Daily Grill after the 10-year lease expired and sold our last Pizzeria Uno in Cherry Hill, New Jersey. The sale of the Pizzeria Uno completed Grill Concepts' long-term strategy to divest interest in that concept. Total systemwide sales, including all restaurants, owned, operated, managed or licensed, amounted to $62.2 million, compared with $62.4 million a year ago.





Despite a decline in sales, our stringent cost controls, improved purchasing and menu refinements delivered greater operating efficiencies for the Company. Cost of sales decreased by 7.9 percent from a year ago and decreased as a percentage of sales to 27.0 percent in 2002 from 27.3 percent the prior year. The improved gross profit margins worked to make up for significant increases in insurance costs and a minimum wage increase in California.

The Company recorded net income of $133,000, or $0.02 per diluted share, for the year, compared with $469,000, or $0.09 per diluted share, in fiscal 2001. Our third consecutive year of profitability was driven by an exceptional fourth quarter, in which net income increased significantly to $397,000, or $0.07 per diluted share, from the prior year's fourth quarter net income of $160,000, or $0.03 per diluted share. We also continued to strengthen our balance sheet by lowering debt, payables, inventory and receivables.

In addition to achieving these financial results, we made marked progress in expanding our restaurant network and continued to improve the awareness of our brands. Early in the first quarter of the year, we debuted our Daily Grill restaurant in San Francisco, the birthplace city of the traditional American grill. Located on Geary Street, just west of Union Square, the 6,500 square-foot restaurant is adjacent to the Handlery Hotel and has an additional entrance convenient to hotel guests. The restaurant has been well received by the community, and the prime location within walking distance to Union Square, prestigious Nob Hill and exciting Chinatown make it an excellent addition to Grill Concepts.

Mid year, we opened a Daily Grill restaurant in the Westin Galleria Hotel in Houston, Texas. The opening represented Grill Concepts' first joint project with Starwood Hotels & Resorts Worldwide, Inc. under an agreement to work together to develop The Grill on the Alley and Daily Grill branded restaurants in certain Starwood hotel properties. The Westin Galleria Hotel is part of the renowned Houston Galleria, noted as the city's most popular tourist and shopping destination with more than 17 million visitors each year. The Houston Galleria also is home to approximately 300 retail stores, including Neiman Marcus,

"Quality Without Compromise."

The story of The Grill on the Alley and Daily Grill restaurants began in 1984 when the proprietors, seeking to maintain the tradition of the classic American grills of the 1930s and '40s, opened the first The Grill on the Alley in Beverly Hills.

The Grill on the Alley and Daily Grill serve timeless American grill fare in a comfortable, sophisticated atmosphere featuring hearty portions of freshly prepared signature dishes made from the freshest and finest ingredients. The Grill offers a classic menu of Prime Steaks, Chops, Seafood, Pasta and freshly prepared Salads with uncompromising service in a dignified environment. Daily Grill offers signature dishes such as Chicken Pot Pie, Cobb and Caesar Salads, Meatloaf with Mashed Potatoes, and not-to-be-missed desserts in a casual yet upscale setting.

The principles underlying our operations include high quality food, consistency, appealing atmosphere and cleanliness. But most of all, we pride ourselves in the service we provide, which is best described as professional, confident and friendly. Combined with our emphasis on freshly prepared American food served in generous portions, we represent the greatest American restaurant concept.

Our Mission

At Grill Concepts, people are our #1 asset.
As we continue to grow and expand, we pledge ourselves to:

- Honor our guests, one great meal at a time;
- Provide our staff a rewarding place of employment that promotes opportunities to succeed; and
- Fulfill the goals of our shareholders.

Through this, we will have no equal as the best American dining experience.

Our Values

Profitability Excellence Opportunity Pride Leadership Enjoyment

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 29, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission File No. 0-23226

GRILL CONCEPTS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3319172 (I.R.S. Employer Identification Number)

11661 San Vicente Blvd., Suite 404, Los Angeles, California 90049
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Include Area Code: (310) 820-5559

Securities Registered Under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities Registered Under Section 12(g) of the Exchange Act:

Common Stock, $.00004 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price on the NASDAQ Small-Cap Market, as of the close of business June 30, 2002 was approximately $3,922,000. Number of share outstanding of the registrant's common stock, $.00004 par value, as of March 20, 2003: 5,537,071 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive annual proxy statement to be filed within 120 days of the Registrant's fiscal year ended December 29, 2002 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Certain Factors Affecting Future Operating Results" beginning on page 27 of this Form 10-K.

ITEM 1. BUSINESS

General

Grill Concepts, Inc. and its subsidiaries (the "Company") develop and operate casual dining restaurants under the name "Daily Grill" and fine dining restaurants under the name "The Grill on the Alley." In addition, the Company owns and operates, or has management or licensing agreements with respect to, other restaurant properties.

The Company was incorporated under the laws of the State of Delaware in November of 1985 to acquire and operate franchised Pizzeria Uno restaurants. Since its acquisition of Grill Concepts, Inc., a California corporation ("GCI"), in March of 1995, the Company has focused principally on the expansion of the "Daily Grill" and "The Grill on the Alley" restaurant formats of GCI.

At December 29, 2002, the Company owned and operated 13 restaurants and managed or licensed 7 additional restaurants, consisting of 9 Daily Grill restaurants and 4 The Grill on the Alley restaurants which are owned and operated by the Company, 4 Daily Grill restaurants which are managed by the Company and 2 Daily Grill restaurants and a City Bar & Grill restaurant which are licensed by the Company. With the exception of three The Grill on the Alley restaurants, which restaurants are operated by partnerships, all of the Daily Grill and The Grill on the Alley restaurants which were owned and operated at December 29, 2002 were solely owned and operated on a non-franchise basis by the Company.

During 2002, the Company (1) sold its Pizzeria Uno franchise in Cherry Hill, New Jersey and (2) closed the Daily Grill in Encino, California.

During 2002, the Company continued to pursue a strategic growth plan whereby the Company plans to open, and/or convert, and operate, and/or manage, Daily Grill and The Grill on the Alley restaurants in hotel properties in strategic markets throughout the United States. In 2001 the Company entered into a strategic alliance with Starwood Hotels and Resorts Worldwide, Inc. to jointly develop the Company's restaurant properties in Starwood hotels. Management believes that the opening of restaurants in hotel properties in strategic markets will help further establish brand name recognition for the opening of free standing restaurants in those markets. One managed Daily Grill restaurant was opened in Houston, Texas in July 2002 pursuant to the alliance. An additional managed Daily Grill restaurant, not covered by the Starwood alliance, was opened adjoining the Handlery Union Square Hotel in San Francisco, California in February 2002.

The following table sets forth unaudited restaurant count information, per restaurant sales information, comparable restaurant sales information for restaurants open twelve months in both periods, and total sales information during 2002 and 2001 by restaurant concept for both Company owned restaurants ("Company Restaurants") and Company managed and/or licensed restaurants ("Managed Restaurants"):

	2001	2002
Number of restaurants:		
Daily Grill restaurants:		
Company Restaurants:		
Beginning of year	10	10
Restaurant closings	-	(1)
End of year	10	9
Managed or Licensed Restaurants:		
Beginning of year	4	4
Restaurant openings	-	2
End of year	4	6
Total Daily Grill restaurants:		
Beginning of year	14	14
Restaurant openings	-	2
Restaurants closed or sold	-	(1)
End of year	14	15
Grill restaurants:		
Company Restaurants:		
Beginning of year	3	4
Restaurant openings	1	-
End of year	4	4
Total Grill restaurants:		
Beginning of year	3	4
Restaurant openings	1	-
End of year	4	4
Other restaurants[1]:		
Company Restaurants:		
Beginning of year	2	1
Restaurants closed or sold	(1)	(1)
End of year	1	-
Managed or Licensed Restaurants:		
Beginning of year	1	1
End of year	1	1
Total Other restaurants:		
Beginning of year	3	2
Restaurants closed or sold	(1)	(1)
End of year	2	1
Total restaurants:		
Beginning of year	20	20
Restaurant openings	1	2
Restaurants closed or sold	(1)	(2)
End of year	20	20

[1] Includes one Pizzeria Uno Restaurant in 2001 operated by the Company pursuant to a franchise agreement.

	2001	2002
Weighted average weekly sales per restaurant:		
Daily Grill restaurants:		
Company Restaurants	$ 60,041	$ 57,133
Managed Restaurants	n.a.	n.a.
Grill restaurants:		
Company Restaurants	$ 88,965	$ 73,057
Managed Restaurants	n.a.	n.a.
Other restaurants:		
Company Restaurants	$ 34,340	$ 29,239
Change in comparable restaurant sales:		
Daily Grill restaurants		
Company Restaurants	-	(4.2)%
Managed Restaurants	n.a.	n.a.
Grill restaurants		
Company Restaurants	(4.6)%	(2.3)%
Managed Restaurants	n.a.	n.a.
Other restaurants:		
Company Restaurants	(4.6)%	-
Total system sales:		
Daily Grill	$ 28,099,000	$ 25,593,000
Grill	13,714,000	15,196,000
Pizza Restaurants	2,716,000	497,000
Management and license fees	872,000	1,006,000
Total consolidated revenues	45,401,000	42,292,000
Managed restaurants	10,488,000	13,975,000
Licensed restaurants	7,392,0000	6,963,000
Less: management and license fees	(872,000)	(1,006,000)
Total system sales	$ 62,409,000	$ 62,224,000

Restaurant Concepts

– Daily Grill Restaurants

Background. At December 29, 2002, the Company, through its subsidiary, GCI, owned and operated, managed or licensed nine Daily Grill restaurants in Southern California, three Daily Grill restaurants in the Washington, D.C./Virginia market, one Daily Grill restaurant in Skokie, Illinois, one Daily Grill restaurant in San Francisco, California and one Daily Grill restaurant in Houston, Texas. Daily Grill restaurants are patterned after "The Grill on the Alley" in Beverly Hills, a fine dining American-style grill restaurant which was acquired by the Company during 1996. See "-- The Grill on the Alley." The Grill on the Alley was founded by Robert Spivak, Michael Weinstock and Richard Shapiro (the founders of GCI) in the early 1980's to offer classic American foods in the tradition of the classic American dinner house. After successfully operating The Grill on the Alley for a number of years, in 1988, Messrs. Spivak, Weinstock and Shapiro decided to expand on that theme by opening the first Daily Grill restaurant. Daily Grill, in an effort to offer the same qualities that made The Grill on the Alley successful, but at more value oriented prices, adopted six operating principles that characterize each Daily Grill restaurant: high quality food, excellent service, good value, consistency, appealing atmosphere and cleanliness. GCI emphasized those principles in an effort to create a loyal patron who will be a "regular" at its restaurants.

Restaurant Sites. Current and planned Daily Grill restaurants can be characterized as either owned, in part or in whole, managed or licensed and as either hotel based or based in shopping malls and other commercial properties. At December 29, 2002, fifteen Daily Grill restaurants were in operation, eight of which were 100% owned by the Company and located in shopping malls and other commercial properties, one of which was 50% owned and located in Universal CityWalk, California, four of which were managed by the Company and located in hotels and two of which were licensed restaurants.

Daily Grill locations opened, or are scheduled to open, in the following months and years, are owned, managed or licensed as indicated and, where indicated, are located in the referenced hotels:

Location	Opened or Scheduled Opening	Ownership Interest, Licensed or Managed
Brentwood, California	September 1988	100%
Los Angeles, California	April 1990	100%
Newport Beach, California	April 1991	100%
Studio City, California	August 1993	100%
Palm Desert, California	January 1994	100%
Irvine, California	September 1996	100%
Los Angeles International Airport	January 1997	Licensed
Washington, D.C.	March 1997	100%
Tysons Corner, Virginia	October 1998	100%
Burbank, California (Hilton Hotel)	January 1999	Managed
Washington, D.C. (Georgetown Inn)	April 1999	Managed
Universal CityWalk, California	May 1999	50%
Skokie, Illinois (DoubleTree Hotel)	September 2000	Licensed
San Francisco, California (Handlery Union Square Hotel)	February 2002	Managed
Houston, Texas (Westin Galleria)	July 2002	Managed
El Segundo (South Bay), California	January 2003	50.1%
Bethesda, Maryland (Hyatt Hotel)	September 2003	100%

Each 100% owned Daily Grill restaurant is located in leased facilities. Site selection is viewed as critical to the success of the Company and, accordingly, significant effort is exerted to assure that each site selected is appropriate. For non-hotel based restaurants, the site selection process focuses on local demographics and household income levels, as well as specific site characteristics such as visibility, accessibility, parking availability and traffic volume. Each site must have sufficient traffic such that management believes the site can support at least twelve strong meal periods a week (i.e., five lunches and seven dinners). Preferred Daily Grill sites, which characterize the existing 100% owned restaurants, are high-end, mid-size retail shopping malls in large residential areas with significant daytime office populations and some entertainment facilities. Historically, Daily Grill restaurants have been anchor tenants at high profile malls and, therefore, have received significant tenant improvement allowances.

Hotel based Daily Grill restaurants may be newly constructed facilities or remodeled facilities on the premises of, or adjacent to, a hotel. Such facilities may be leased by the Company, operated pursuant to a partnership, joint venture or license arrangement or operated pursuant to a management agreement. As with non-hotel based restaurants, site selection is viewed as critical and, accordingly, significant effort is exerted to assure that each site selected is appropriate. The site selection process is the responsibility of Hotel Restaurant Properties, Inc. ("HRP") which identifies suitable locations and negotiates leases, license or management agreements for those properties. See "-- Hotel Property Agreement."

Existing non-hotel based Daily Grill restaurants range in size from 3,750 to 7,000 square feet -- of which approximately 30% is devoted to kitchen and service areas -- and seat between 100 and 250 persons. Our costs of existing non-hotel based restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have averaged $325 per foot per restaurant, less tenant improvement allowances.

Existing hotel based Daily Grill restaurants range in size from 5,000 to 8,000 square feet -- of which approximately 30% is devoted to kitchen and service areas -- and seat between 140 and 250 persons. Management anticipates that additional hotel based Daily Grill restaurants will require minimal capital investment on the Company's part. However, each hotel restaurant arrangement will be negotiated separately and the capital investment by the Company may vary widely. Opening costs, for the Company, of existing hotel restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have ranged from $150,000 to $600,000 per restaurant.

Because of the unique nature of Grill restaurants, the size, seating capacity and opening costs of future sites cannot be reasonably estimated. Management anticipates that additional hotel based Grill restaurants will require minimal capital investment on the Company's part. However, each hotel restaurant arrangement will be negotiated separately and the capital investment by the Company may vary widely. Total project costs of the existing hotel based restaurants, including leasehold improvements, furniture, fixtures and equipment and pre-opening expenses, have ranged from $2.1 million to $3.4 million.

Menu and Food Preparation. Each Grill restaurant offers a similar extensive menu featuring over 100 items. The menu was designed to be reminiscent of the selection available at fine American-style grill restaurants of the 1930's and 1940's, featuring steaks and seafood and freshly prepared salads and vegetables served in generous portions.

Entrees range in price from $11.95 for a hamburger to $34.50 for a Prime Porterhouse Steak. The average lunch check is $26.00 per person and the average dinner check is $54.00 per person, including beverage. All of the existing Grill restaurants offer a full range of beverages, including beer, wine and full bar service. During the year ended December 29, 2002, food and non-alcoholic beverage sales constituted approximately 71% of the total restaurant revenues for Grill restaurants, with alcoholic beverages accounting for the remaining 29%.

Proprietary recipes have been developed for substantially all of the items offered on the Grill menu. The same recipes are used at each location and all chefs undergo extensive training in order to assure consistency and quality in the preparation of food. Virtually all of the menu items offered at the Grill are cooked from scratch utilizing fresh food ingredients. The Company's management believes that its standards for ingredients and the preparation of menu items are among the most stringent in the industry.

Each Grill has up to 8 cooks on duty during regular lunch and dinner hours to provide prompt, specialized service. Restaurant staff members utilize a "point-of-sale" computer system to monitor the movement of food items to assure prompt and proper service of guests and for fiscal control purposes.

Atmosphere and Service. Each Grill restaurant is presently open for lunch six days a week and dinner seven days a week. Each Grill location is designed to provide the sense and feel of comfort and elegance. In the tradition of an old-time American-style grill, the setting is an open kitchen adjacent to tables and booths. The open kitchen setting emphasizes the quality and freshness of food dishes in addition to the cleanliness of operations. The dining area is well-lit and is characterized by a "high energy level". Reservations are accepted but are not required.

The attention to detail and quality of the decor is carried through to the professional service. All Grill employees are trained to treat each person who visits the restaurant as a "guest" and not merely a customer. Each server is responsible for assuring that his or her guest is satisfied. In keeping with the traditions of the past, each Grill employee is taught that "the guest is always right." The Grill's policy is to accommodate all guest requests, ranging from substitutions of menu items to take-out orders.

In order to assure that the Company's philosophy of guest service is adhered to, all Grill employees from the kitchen staff to the serving staff undergo extensive training making each employee knowledgeable not only in the Company's procedures and policies but in every aspect of Grill operations. The Company's policy of promoting from within and providing access to senior management for all employees has produced a work force which works in a cooperative team approach.

The Company believes that the familiarity and feeling of comfort which accompanies dining in a familiar setting, with familiar food and quality service by familiar servers, produces satisfied customers who become "regulars." Management believes that at the original Grill repeat business is significantly greater than the industry average, with many guests becoming "regulars" in the tradition of the neighborhood restaurant.

Sale of Pizzeria Uno Restaurants

In April 2002, with the sale of its Cherry Hill, New Jersey Pizzeria Uno Restaurant for $325,000, the Company completed its planned divestiture of its interests in Pizzeria Uno Restaurants. Previously, the Company operated as many as four franchised Pizzeria Uno Restaurants. During 1998, the Company determined that the continued ownership and operation of the Pizza Restaurants did not fit with the Company's strategic growth plan. Based on that determination, in July, 2000, the Company closed its Pizzeria Uno restaurant in Media, Pennsylvania due to declining operations and, in July 2001, the Company sold its Pizzeria Uno restaurant in South Plainfield, New Jersey for $700,000.

Other Restaurant Activities

In addition to owning and operating Daily Grill and The Grill, the Company, at December 29, 2002, also provided management services for Daily Grill restaurants at the Burbank Hilton, the Georgetown Inn, the Handlery Hotel and the Westin Galleria and had granted licenses to operate a Daily Grill at LAX, a Daily Grill at the DoubleTree Hotel in Skokie, Illinois and for the City Bar & Grill in the San Jose Hilton.

- Restaurant Management Services

In conjunction with the Company's entry into the hotel restaurant market, in May 1998, the Company began providing management services at the City Bar & Grill at the San Jose Hilton. In September 2002 the agreement relating to the Company's management of the City Bar and Grill was converted to a license agreement under which the Company is entitled to receive royalties equal to the greater of $2,500 per month or 1.5% on sales.

In May 1998, the Company, pursuant to its agreement with HRP, began providing management services for a restaurant in the Burbank Hilton Hotel. The restaurant was converted from its former format to a Daily Grill in January 1999. Pursuant to its management agreement with the hotel, the Company invested $500,000 for conversion of the restaurant to a Daily Grill and is responsible for management and supervision of the restaurant. The Company is entitled to a management fee equal to 8.5% of the gross receipts of the restaurant. Additionally, the Company is entitled to 30% percent of the annual profits of the restaurant in excess of a base amount.

In March 1999, the Company, pursuant to the Hotel Property Agreement (see below), began providing management services for a Daily Grill restaurant at the Georgetown Inn. Pursuant to its management agreement with the hotel, the Company was not required to invest in the restaurant but is responsible for management and supervision of the restaurant. The Company is entitled to a management fee equal to 8% of the gross receipts of the restaurant. Additionally, the Company is entitled to a percentage of the annual profits of the restaurant.

In February 2002, the Company, pursuant to the Hotel Property Agreement, began providing management services for a Daily Grill restaurant at the Handlery Hotel in San Francisco. Pursuant to its management agreement with the hotel, the Company advanced the restaurant $287,000 to be paid out of future operating profits. The Company is entitled to a management fee equal to 6% of gross receipts of the restaurant. Additionally, the Company is entitled to 25% of the net income of the restaurant.

In July 2002, the Company, pursuant to the Hotel Property Agreement, began providing management services for a Daily Grill restaurant at the Westin Galleria in Houston, Texas. Pursuant to its management agreement with the hotel, the Company advanced the restaurant $64,000 to be repaid out of net income available for distribution, second only to owner's working capital advances. The Company is entitled to a management fee equal to 5% of gross receipts of the restaurant. Additionally, the Company is entitled to 35% of the annual profits of the restaurant after working capital requirements are satisfied.

– Restaurant Licensing

LAX Daily Grill. Since January 1997, CA One Services has operated a Daily Grill restaurant (the "LAX Daily Grill") in the International Terminal of the Los Angeles International Airport. The LAX Daily Grill was originally operated as a joint venture between the Company and CA One Services, and since April 1998 has been operated by CA One Services under a license agreement.

Pursuant to the terms of the License Agreement, the Company is entitled to receive royalties in an amount equal to 2.5% of the first $5 million of annual revenues from the restaurant and 4% of annual revenues in excess of $5 million.

Skokie Daily Grill. In September 2000, pursuant to the Hotel Property Agreement, a licensed Daily Grill restaurant was opened in the DoubleTree Hotel in Skokie, Illinois. Under the terms of the license, the hotel operator paid all costs to build and open the restaurant and the Company is entitled to a license fee equal to the greater of $65,000 or 2% of sales per year.

Hotel Property Agreement

In order to facilitate the Company's efforts to open restaurants on a large scale basis in hotel properties, the Company, in August of 1998 entered into the Hotel Property Agreement with HRP pursuant to which HRP has agreed to assist the Company in locating suitable hotel locations for the opening of the Company's restaurants. HRP is responsible for identifying suitable hotel locations in which a Grill or Daily Grill can be operated ("Managed Outlets") and negotiating and entering into leases or management agreements for those properties. The Company will, in turn, enter into management agreements with HRP or the hotel owners, as appropriate. The Company may advance certain pre-opening costs and certain required advances ("Manager Loans") and will manage and supervise the day to day operations of each Managed Outlet. The Company will be entitled to receive from HRP a base overhead fee equal to $1,667 per month per Managed Outlet. Net income after repayments required on Manager Loans from each Managed Outlet will be allocated 75% to the Company and 25% to HRP.

In July 2001, in conjunction with an investment in the Company by Starwood Hotels, the Hotel Property Agreement was amended to limit, for so long as the Company is subject to the exclusivity provisions of a Property Development Agreement with Starwood, the amounts payable to HRP to $400,000 annually plus 12.5% of the amounts otherwise payable to HRP with respect to the Burbank, Georgetown and San Jose Hilton restaurants.

The Agreement with HRP also provides that, beginning in May 2004, the Company shall have the right to acquire HRP and HRP shall have the right to cause the Company to acquire HRP. The purchase price of HRP shall be computed by (1) multiplying the operating income of HRP over the preceding twelve months, excluding operating income attributable to certain defined restaurants, by ten, (2) subtracting from the product the principal balance of loans made in connection with the development of restaurants pursuant to the HRP Agreement, and (3) multiplying that amount by 25%. The purchase price shall be payable in common stock of the Company based on the average closing price of the common stock over the ten trading days immediately preceding closing.

Pursuant to the July 2001 amendment to the Hotel Property Agreement, the maximum purchase price of HRP will not exceed $4,500,000.

Business Expansion

The Company's expansion plans focus on the addition of Daily Grill restaurants with selected expansion of the Grill restaurant concept also planned.

Management continually reviews possible expansion into new markets and within existing markets. Such review will entail careful analysis of potential locations to assure that the demographic make-up and general setting of new restaurants is consistent with the patterns which have proven successful at the existing Daily Grills and Grills. While the general appearance and operations of future Daily Grills and Grill restaurants are expected to conform generally to those of existing facilities, the Company intends to monitor the results of any modifications to its existing restaurants and to incorporate any successful modifications into future restaurants. All future restaurants are expected to feature full bar service.

The Company's future expansion efforts are expected to concentrate on (1) expansion into new markets through the establishment of hotel based restaurants pursuant to the Hotel Property Agreement, and (2) expansion within existing markets through the opening of non-hotel based restaurants. With the assistance of HRP, the Company expects to establish name recognition and market presence through the opening of Daily Grill and Grill restaurants in fine hotel properties in strategic markets throughout the United States. Upon establishing name recognition and a market presence in a market, the Company intends to construct and operate clusters of free standing restaurants within those markets. Management intends to limit the construction and operation of Grill restaurants to one restaurant per market while constructing multiple Daily Grill restaurants within each market. The exact number of Daily Grill restaurants to be constructed within any market will vary depending upon population, demographics and other factors.

At December 29, 2002, the Company operated non-hotel based Daily Grill and Grill restaurants in Southern California, principally the greater-Los Angeles market, and metropolitan Washington, D.C. Management is presently evaluating the opening of additional non-hotel based Daily Grill and Grill restaurants in existing markets and in other major metropolitan areas. Existing markets will be evaluated for expansion in order to establish market presence and economies of scale. As of March 2003, no definitive site had been identified for future construction of free standing restaurants. Management anticipates that the cost to open additional free standing Daily Grill and Grill restaurants will average $325 per square foot per restaurant, less tenant improvement allowances, with each restaurant expected to be approximately 6,000 to 7,000 square feet in size. Actual costs may vary significantly depending upon the tenant improvements, market conditions, rental rates, labor costs and other economic factors prevailing in each market in which the Company pursues expansion.

At December 29, 2002, hotel based Daily Grill restaurants were operated under management or licensing agreements in Southern California, Washington, D.C., Skokie, Illinois, San Francisco, California and Houston, Texas, and hotel based Grill restaurants were operated in San Jose, California and Chicago, Illinois. The Company and HRP are presently evaluating the opening of additional hotel based Daily Grill restaurants in existing markets and in other major metropolitan areas. Each hotel restaurant arrangement will be negotiated separately and the size of the restaurants, ownership and operating arrangements and capital investment by the Company may vary widely. The Company signed a lease for a hotel-based owned Daily Grill restaurant in Bethesda, Maryland.

Starwood Development Agreement

On July 27, 2001, in conjunction with the purchase by Starwood Hotels and Resorts of 666,667 shares of the Company's common stock and 666,667 $2.00 warrants for $1,000,000, the Company and Starwood entered into a Development Agreement under which the Company and Starwood agreed to jointly develop the Company's restaurant properties in Starwood hotels.

Under the Starwood Development Agreement, either the Company or Starwood may propose to develop a Daily Grill, Grill or City Bar and Grill restaurant in a Starwood hotel property. If the parties agree in principal to the development of a restaurant, the parties will attempt to negotiate either a management agreement or a license agreement with respect to the operation of the restaurant.

So long as Starwood continues to meet certain development thresholds set forth in the Development Agreement, the Company is prohibited from developing, managing, operating or licensing the Company's restaurants in any hotel owned, managed or franchised by a person or entity, other than Starwood, with more than 50 locations operated under a single brand. Existing hotel based restaurants are excluded from the exclusive right of Starwood. The development thresholds required to be satisfied to maintain Starwood's exclusive development rights require, generally, (1) the signing of an average of one management agreement or license agreement with respect to Daily Grill restaurants annually over the life of the Development Agreement, (2) the signing of one management agreement or license agreement in any two year period with respect to Grill restaurants, and (3) the signing of an aggregate average of three management agreements or license agreements with respect to all of the Company's restaurants annually over the life of the Development Agreement. Satisfaction of the thresholds set forth in the Development Agreement are determined on each anniversary of the Development Agreement. With respect to satisfaction of the specific thresholds applying to Daily Grill restaurants and Grill restaurants, the failure to satisfy the development thresholds with respect to those individual brands will terminate the exclusivity provisions relative to such brand but will not effect the exclusivity rights as to the other brand or in general.

Under the Development Agreement, the Company is obligated to issue to Starwood warrants to acquire a number of shares of the Company's common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of the Company's branded restaurants. If the market price of the Company's common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development Agreement. If the market price of the Company's common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of Company restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, the Company will be obligated to issue to Starwood a warrant to purchase a number of shares of the Company's common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date at which the restaurants operated under the Development Agreement continues to exceed the 35% threshold, for so long as the Development Agreement remains effective, the Company shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Following the events of September 11, 2001, Starwood substantially curtailed new development activities and only one management agreement has, as yet, been entered into under the Development Agreement. Certain portions of the exclusivity agreement have terminated due to the lack of performance on Starwood's part.

Restaurant Management

The Company strives to maintain quality and consistency in its restaurants through the careful hiring, training and supervision of personnel and the adherence to standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. The Company believes that its concept and high sales volume enable it to attract quality, experienced restaurant management and hourly personnel. The Company has experienced a relatively low turnover at every level at its Daily Grill and Grill restaurants. See "-- Daily Grill Restaurants" above.

Each Daily Grill and Grill restaurant, including both free standing and hotel based restaurants, is managed by one general manager and up to four managers or assistant managers. Each restaurant also has one head chef and one or two sous chefs, depending on volume. On average, general managers have approximately seven years experience in the restaurant industry and three years with the Company. The general manager has primary responsibility for the operation of the restaurant and reports directly to an Area Director who in turn reports to the Company's Director of Operations. In addition to ensuring that food is prepared properly, the head chef is responsible for product quality, food costs and kitchen labor costs. Each restaurant has approximately 85 employees. Restaurant operations are standardized, and a comprehensive management manual exists to ensure operational quality and consistency.

The Company maintains financial and accounting controls for each Daily Grill and Grill restaurant through the use of a "point-of-sale" computer system integrated with centralized accounting and management information systems. In the year 2000, the point of sale systems in the original six Daily Grills were updated to new systems similar to those in newer restaurants. Inventory, expenses, labor costs, and cash are carefully monitored with appropriate control systems. With the current systems, revenue and cost reports, including food and labor costs, are produced every night reflecting that day's business. The restaurant general manager, as well as corporate management, receive these daily reports to ensure that problems can be identified and resolved in a timely manner. All employees receive appropriate training relating to cost, revenue and cash control. Financial management and accounting policies and procedures are developed and maintained by the Company's Corporate Controller, Director of Information Systems, and Chief Financial Officer.

All managers participate in a comprehensive six week training program during which they are prepared for overall management of the dining room. The program includes topics such as food quality and preparation, customer service, food and beverage service, safety policies and employee relations. In addition, the Company has developed training courses for assistant managers and chefs. The Company typically has a number of employees involved in management training, so as to provide qualified management personnel for new restaurants. The Company's senior management meets bi-weekly with each restaurant management team to discuss business issues, new ideas and revisit the manager's manual. Overall performance at each location is also monitored with shoppers' reports, guest comment cards and third party quality control reviews.

Servers at each restaurant participate in approximately ten days of training during which the employee works under close supervision, experiencing all aspects of the operations both in the kitchen and in the dining room. The extensive training is designed to improve quality and customer satisfaction. Experienced servers are given responsibility for training new employees and are rewarded with additional hourly pay plus other incentives. Management believes that such practice fosters a cooperative team approach which contributes to a lower turnover rate among employees. Representatives of corporate management regularly visit the restaurants to ensure that the Company's philosophy, strategy and standards of quality are being adhered to in all aspects of restaurant operations.

Purchasing

The Company has developed proprietary recipes for substantially all the items served at its Daily Grill and Grill restaurants. In order to assure quality and consistency at each of the Daily Grill and Grill restaurants, ingredients approved for the recipes are ordered on a unit basis by each restaurant's head chef from a supplier designated by the Company's Vice President-Operations and Development. Because of the emphasis on cooking from scratch, virtually all food items are purchased "fresh" rather than frozen or pre-cooked, with the exception being bread, which is ordered from a central supplier which prepares the bread according to a proprietary recipe and delivers daily to assure freshness. In order to reduce food preparation time and labor costs while maintaining consistency, the Company is working with outside suppliers to produce a limited number of selected proprietary items such as salad dressings, soups and seasoning combinations.

The Company utilizes its point-of-sale computer system to monitor inventory levels and sales, then orders food ingredients daily based on such levels. The Company employs contract purchasing in order to lock in food prices and reduce short term exposure to price increases. The Company's Vice President-Operations and Development establishes general purchasing policies and is responsible for controlling the price and quality of all ingredients. The Vice President – Operations and Development in conjunction with the Company's team of chefs, constantly monitors the quality, freshness and cost of all food ingredients. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers.

Advertising and Marketing

The Company's marketing philosophy is to provide our guests with an exceptional and enjoyable dining experience that creates loyalty and frequent visits. The Company's marketing and promotional efforts have been fueled historically by its quality reputation, word of mouth, and positive local reviews. The Grill on the Alley and The Daily Grill have been featured in articles and reviews in numerous local as well as national publications. The Company supplements its reputation with a program of marketing and public relations activities designed to keep the Daily Grill and Grill name before the public. Such activities include media advertising, direct mail promotions, customer newsletters, a birthday club, as well as holiday and special interest events. The Company also supports and participates in local charity campaigns. These activities are managed by a full time Director of Marketing. Guest feedback is solicited regularly through a comment card program. During 2002, expenditures for advertising and promotion were approximately 1.3% of gross revenues.

Competition

The Daily Grill restaurants compete within the mid-price, full-service casual dining segment. Daily Grill competitors include national and regional chains, such as Cheesecake Factory and Houston's, as well as local owner-operated restaurants. Grill restaurants compete within the fine dining segment. Grill competitors include a limited number of national fine dining chains as well as selected local owner-operated fine dining establishments. Competition for the Company's hotel based restaurants is primarily limited to restaurants within the immediate proximity of the hotel.

The restaurant business is highly competitive with respect to price, service, restaurant location and food quality and is affected by changes in consumer tastes, economic conditions and population and traffic patterns. The Company believes it competes favorably with respect to these factors. The Company believes that its ability to compete effectively will continue to depend in large measure on its ability to offer a diverse selection of high quality, fresh food products with an attractive price/value relationship served in a friendly atmosphere.

Employees

The Company and its subsidiaries employ approximately 1,269 people, 37 of whom are corporate personnel and 98 of whom are restaurant managers, assistant managers and chefs. The remaining employees are restaurant personnel. Of the Company's employees, approximately 40% are full-time employees, with the remainder being part-time employees.

Management believes that its employee relations are good at the present time. An anonymous employee survey is taken each year and the results are disseminated to keep management aware of the level of employee satisfaction.

With the exception of the Chicago Grill on the Alley, none of the Company's employees are represented by labor unions or are subject to collective bargaining or other similar agreements. The union contract covering the Chicago Grill expired in August 2002 and is presently in negotiation. Pending agreement on a new union contract, the Chicago Grill on the Alley is subject to the risk a work stoppage although management does not anticipate one.

Trademarks and Service Marks

The Company regards its trademarks and service marks as having significant value and as being important to its marketing efforts. The Company has registered its "Daily Grill" mark and logo and its "Satisfaction Served Daily," "Think Daily," "Daily Grind" and other marks with the United States Patent and Trademark Office as service marks for restaurant service, and has secured California state registration of such marks. The Company's policy is to pursue registration of its marks and to oppose strenuously any infringement.

Government Regulation

The Company is subject to various federal, state and local laws affecting its business. Each of the Company's restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health and safety, and fire agencies in the state or municipality in which the restaurants are located. Difficulties or failures in obtaining or renewing the required licenses or approvals could result in temporary or permanent closure of the Company's restaurants.

Alcoholic beverage control regulations require each of the Company's restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operation of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control, and handling, storage and dispensing of alcoholic beverages.

The Company may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which served alcoholic beverages to such person. In addition to potential liability under "dram-shop" statutes, a number of states recognize a common-law negligence action against persons or establishments which serve alcoholic beverages where injuries are sustained by a third party as a result of the conduct of an intoxicated person. The Company presently carries liquor liability coverage as part of its existing comprehensive general liability insurance.

Various federal and state labor laws govern the Company's relationship with its employees, including such matters as minimum wage requirements, overtime and other working conditions. Significant additional government-imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting requirements for employees who receive gratuities, could be detrimental to the economic viability of the Company's restaurants. Management is not aware of any environmental regulations that have had a material effect on the Company to date.

ITEM 2. PROPERTIES

With the exception of certain properties which may be operated pursuant to management arrangements or partnership or joint venture arrangements, all of the Company's restaurants are located in space leased from parties unaffiliated with the Company. The leases have initial terms ranging from 10 to 25 years, with varying renewal options on all but one of such leases. Each of the leases provides for a base rent plus payment of real estate taxes, insurance and other expenses, plus additional percentage rents based on revenues of the restaurant. See "Business."

The Grill restaurant in San Jose is located in space leased from a hotel management company which may be deemed to be controlled by a director of the Company, Lewis Wolff who may also be deemed to be an affiliate of the Company as a result of his holdings of common stock and securities convertible into or exercisable to acquire common stock of the Company.

The Company's executive offices are located in 3,300 square feet of office space located in Los Angeles, California. Such space is leased from an unaffiliated party pursuant to a lease expiring in May 2005.

Management believes that the Company's existing restaurant and executive office space is adequate to support current operations. The Company intends to lease, from time to time, such additional office space and restaurant sites as management deems necessary to support its future growth plans.

ITEM 3. LEGAL PROCEEDINGS

Restaurants such as those operated by the Company are subject to litigation in the ordinary course of business, most of which the Company expects to be covered by its general liability insurance. However, punitive damages awards are not covered by general liability insurance. Punitive damages are routinely claimed in litigation actions against the Company. No material causes of action are presently pending against the Company. However, there can be no assurance that punitive damages will not be given with respect to any actions which may arise in the future.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's stockholders through the solicitation of proxies, or otherwise, during the fourth quarter of the Company's fiscal year ended December 29, 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is currently traded in the over-the-counter market and is quoted on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "GRIL". The following table sets forth the high and low bid price per share for the Company's common stock for each quarterly period during the last two fiscal years:

		High	Low
2001 -	First Quarter	3.344	1.938
	Second Quarter	3.500	1.940
	Third Quarter	2.900	1.500
	Fourth Quarter	1.900	1.100
2002 -	First Quarter	1.850	1.220
	Second Quarter	2.000	1.500
	Third Quarter	1.900	1.400
	Fourth Quarter	1.850	0.970

The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

At March 17, 2003, the closing bid price of the Common Stock was $1.32.

As of March 17, 2003, there were approximately 414 holders of record of the Common Stock of the Company.

The Company has never declared or paid any cash dividend on its Common Stock and does not expect to declare or pay any such dividend in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The following table gives information about the Company's common stock that may be issued upon exercise of (1) options granted pursuant to the option plan and (2) options or warrants granted pursuant to equity compensation plans not approved by security holders as of December 29, 2002.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	669,975	$2.89	402,525
Equity compensation plans not approved by security holders	-	-	-
Total	669,975	$2.89	402,525

ITEM 6. SELECTED FINANCIAL DATA

The following tables present selected historical consolidated financial data derived from the consolidated financial statements of the Company. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company included elsewhere herein.

	Fiscal Year Ended December				
	1998	1999	2000	2001	2002
	(In thousands except per share data)				
Statement of Operations Data:					
Sales	$ 34,464	$ 38,432	$ 44,598	$ 44,529	$ 41,286
Management and license fees	444	544	1,078	872	1,006
Total revenues	34,908	38,976	45,676	45,401	42,292
Gross profit	25,234	28,090	32,674	32,985	30,858
Operating expenses:					
Restaurant operating expenses	21,321	23,426	27,201	27,288	25,678
General and administration	2,755	3,296	3,303	3,540	3,568
Depreciation and amortization	1,137	1,196	1,334	1,457	1,492
Pre-opening costs	175	54	330	199	69
Gain on sale of assets	-	-	-	(225)	(71)
Unusual charges	964	-	73	-	-
Total	26,352	27,972	32,241	32,259	30,736
Income (loss) from operations	(1,118)	118	433	726	122
Interest expense, net	(231)	(376)	(478)	(394)	(214)
Income (loss) before taxes, minority interest, equity in loss of joint venture and cumulative effective of change in accounting principle	(1,349)	(258)	(45)	332	(92)
Provision for income taxes	(10)	(6)	(14)	(65)	(37)
Equity in loss of joint venture	-	(74)	(9)	(9)	(23)
Minority interests	122	(68)	102	211	285
Cumulative effect of change in accounting principle	(70)	-	-	-	-
Net income (loss)	(1,307)	(406)	34	469	133
Preferred dividends accrued or paid	(85)	(50)	(50)	(50)	(50)
Accounting deemed dividends	(83)	-	-	-	-
Net income (loss) applicable to common stock	$ (1,475)	$ (456)	$ (16)	$ 419	$ 83
Net income (loss) per share applicable to common stock (1):					
Basic	$ (0.37)	$ (0.11)	$ 0.00	$ 0.09	$ 0.02
Diluted	$ (0.37)	$ (0.11)	$ 0.00	$ 0.09	$ 0.02
Weighted average shares outstanding					
Basic	3,972,256	4,003,738	4,104,360	4,776,741	5,537,071
Diluted	3,972,256	4,003,738	4,104,360	4,866,449	5,551,751

Balance Sheet Data:					
Working deficit	$ (2,300)	$ (3,685)	$ (2,719)	$ (693)	$ (1,321)
Total assets	11,387	11,288	12,534	14,344	13,665
Long-term debt, less current portion	2,928	2,033	2,866	1,534	976
Stockholders' equity	3,867	3,461	3,495	6,045	6,178

(1) All per share amounts and weighted average shares outstanding have been adjusted to reflect a 1-for-4 reverse stock split effective August 9, 1999.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Certain Factors Affecting Future Operating Results" beginning on page 27 of this Form 10-K.

General

During the fiscal year ended December 29, 2002 the Company owned and operated 15 restaurants and managed or licensed 7 additional restaurants consisting of 10 Daily Grill restaurants (Encino closed in April 2002), 3 Grill on the Alley restaurants, one The Grill on Hollywood restaurant and one Pizzeria Uno restaurant (sold in April 2002) which were owned and operated by the Company, 4 Daily Grill restaurants which are managed by the Company, a City Bar and Grill restaurant which was converted from a managed to a licensed restaurant during the year and 2 Daily Grill restaurants which are licensed by the Company. During the fiscal year ended December 30, 2001, the Company owned and operated 16 restaurants and managed or licensed 5 additional restaurants, consisting of 10 Daily Grill restaurants, 2 Pizzeria Uno restaurants (one was sold in July 2001), 3 The Grill on the Alley restaurants and 1 The Grill on Hollywood (opened in November 2001) which were owned and operated by the Company, 2 Daily Grill restaurants and a City Bar and Grill restaurant which are managed by the Company and 2 Daily Grill restaurants which are licensed by the Company. During the fiscal year ended December 31, 2000, the Company owned and operated a total of 16 restaurants and managed or licensed 5 additional restaurants, consisting of 10 Daily Grill restaurants, 3 Pizzeria Uno restaurants (one was closed in July 2000) and 3 The Grill on the Alley restaurants which were owned and operated by the Company, 2 Daily Grill restaurants and a City Bar & Grill restaurant which are managed by the Company and 2 Daily Grill restaurants which are licensed by the Company. See "Business."

Fiscal 2002 operating results include a full year of operations for The Grill on Hollywood (compared to 7 weeks in 2001), 44 weeks of operations at the San Francisco Daily Grill and 25 weeks of operations at the Houston Galleria Daily Grill. The Encino Daily Grill was closed in April 2002 and the Cherry Hill Pizzeria Uno was sold in April 2002.

Fiscal 2001 operating results include a full year of operations from the Chicago Grill restaurant (compared to 29 weeks in 2000), 7 weeks of operations of The Grill on Hollywood and a full year of operations for the Skokie restaurant (compared to 12 weeks in 2000). The Pizzeria Uno restaurant in South Plainfield, New Jersey was sold in July 2001.

Fiscal 2000 operating results include a full year of operations and management fees from the Georgetown Inn Daily Grill restaurant (compared to 39 weeks of operations in 1999) and the Universal CityWalk Daily Grill (compared to 25 weeks of operations in 1999), 29 weeks of operations of the Chicago Grill restaurant, and 12 weeks of operations at the Daily Grill in Skokie, Illinois. The Pizzeria Uno restaurant in Media, Pennsylvania was closed in July 2000.

The Company accounts for its interest in the Universal CityWalk Daily Grill using the equity method. All other owned restaurants are consolidated with minority interest being reflected in the San Jose Fairmont Grill, The Chicago Grill on the Alley, The Grill on Hollywood and the South Bay Daily Grill.

Sales revenues of the Company are derived from sales of food, beer, wine, liquor and non-alcoholic beverages. Approximately 81% of combined 2002 sales were food and 19% were beverage. Sales revenues from restaurant operations are primarily influenced by the number of restaurants in operation at any time, the timing of the opening of such restaurants and the sales volumes of each restaurant.

The Company's expenses are comprised primarily of cost of food and beverages and restaurant operating expenses, including payroll, rent, occupancy costs and franchise fees. The largest expenses of the Company are payroll and the cost of food and beverages, which is primarily a function of the price of the various ingredients utilized in preparing the menu items offered at the Company's restaurants. Restaurant operating expenses consist primarily of wages paid to part-time and full-time employees, rent, utilities, insurance and taxes.

In addition to its cost of food and beverages and normal restaurant operating expenses through April 2002 when the Company sold its last Pizzeria Uno Restaurant, the Company paid a continuing license fee with respect to its Pizza Restaurant, an advertising fee and was required to expend certain minimum amounts on local advertising and promotion. See "Business – Sale of Pizzeria Uno Restaurants."

In addition to restaurant operating expenses, the Company pays certain general and administrative expenses which relate primarily to operation of the Company's corporate offices. Corporate office general and administrative expenses consist primarily of salaries of officers, management personnel and clerical personnel, rent, legal and accounting costs, travel, insurance and various office expenses.

Results of Operations

The following table sets forth certain items as a percentage of total revenues from the Company's Statements of Operations during 2000, 2001 and 2002:

	Fiscal Year Ended December		
	2000	2001	2002
Sales revenues	97.6%	98.1%	97.6%
Management and licensing fees	2.4	1.9	2.4
Total revenues	100.0	100.0	100.0
Cost of sales	28.5	27.3	27.0
Gross profit	71.5	72.7	73.0
Restaurant operating expense	59.6	60.1	60.7
General and administrative expense	7.2	7.8	8.5
Depreciation and amortization	2.9	3.2	3.5
Preopening costs	0.7	0.5	0.2
Gain on sale of assets	-	(0.5)	(0.2)
Unusual charges	0.2	0.0	0.0
Total operating expenses	70.6	71.1	72.7
Operating income	0.9	1.6	0.3
Interest expense, net	(1.0)	(0.9)	(0.5)
Income (loss) before income tax	(0.1)	0.7	(0.2)
Provision for taxes	0.0	(0.2)	(0.1)
Minority interest	0.2	0.5	0.7
Equity in loss of joint venture	0.0	0.0	(0.1)
Net income	0.1%	1.0%	0.3%

Fiscal Year 2002 Compared to Fiscal Year 2001

Revenues. The Company's revenues for 2002 decreased 6.8% to $42.3 million from $45.4 million in 2001. Sales revenues decreased 7.3% to $41.3 million in 2002 from $44.5 million in 2001. Management and license fee revenues increased to $1,006,000 in 2002 from $872,000 in 2001. System-wide sales, including sales of non-consolidated restaurants operated under license, management agreement or partnership, totaled $62.2 million in 2002, a decrease of 0.3% from $62.4 million in 2001.

Sales for Daily Grill restaurants decreased by 8.9% from $28.1 million in 2001 to $25.6 million in 2002. The decrease in sales revenues for the Daily Grill restaurants from 2001 to 2002 was primarily attributable to a decrease in same store sales of 4.2% ($1.1 million) for restaurants open for 12 months in both 2002 and 2001 and the closure of the Encino Daily Grill ($1.4 million). Weighted average weekly sales at the Daily Grill restaurants decreased 4.8% from $60,041 in 2001 to $57,133 in 2002. Comparable restaurant sales and weighted average weekly sales at the Daily Grill restaurants in 2002 were negatively affected by decreased customer counts in all restaurants.

Sales for Grill restaurants increased by 10.8% from $13.7 million in 2001 to $15.2 million in 2002. The increase in sales revenues for the Grill restaurants from 2001 to 2002 was primarily attributable to the opening of the Hollywood Grill in November 2001. Weighted average weekly sales at the Grill restaurants decreased 17.9% from $88,965 in 2001 to $73,057 in 2002. Comparable restaurant sales and weighted average weekly sales at the Grill restaurants in 2002 were negatively affected by decreased guest counts and a much lower check average at the Grill on Hollywood compared to other Grill restaurants.

Sales for the Pizza Restaurants decreased by 81.7% from $2.7 million in 2001 to $0.5 million in 2002. The decrease in sales revenues for the Pizza Restaurants from 2001 to 2002 was attributable to the closing of the Pizzeria Uno franchise restaurant in Cherry Hill in April 2002 and the closing of the South Plainfield restaurant in July 2001. Weighted average weekly sales at the Pizza Restaurants decreased 14.9% from $34,340 in 2001 to $29,239 in 2002.

Price increases were last implemented during December 2002 for certain menu items. Selected price increases may be implemented from time to time in the future, consistent with the casual dining industry and how the economy fares. Future revenue growth is expected to be driven principally by a combination of expansion into new markets and the opening of additional restaurants and establishment of market share in those new markets as well as increases in head count at existing restaurants and selected price increases. When entering new markets where the Company has not yet established a market presence, sales levels are expected to be lower than in existing markets where the Company has a concentration of restaurants and high customer awareness. Although the Company's experience in developing markets indicates that the opening of multiple restaurants within a particular market results in increased market share, decreases in comparable restaurant sales may result.

Management and license fee revenues during 2002 were attributable to (1) hotel restaurant management services which accounted for $726,000 of management fees, and (2) licensing fees from the LAX Daily Grill and Skokie, Illinois Daily Grill which totaled $175,000 and (3) $105,000 in management fees from Universal CityWalk. The increase in management fees during 2002 was attributable to (1) management of the San Francisco Daily Grill for 44 weeks in 2002, and (2) management of the Houston Daily Grill for 25 weeks in 2002 offset by decreases at the Georgetown Inn and Burbank Hilton.

The Company accounts for its 50% interest in the Universal CityWalk Daily Grill using the equity method. As a result, the Company's sales do not include sales from Universal CityWalk. Total revenues for the Universal CityWalk Daily Grill were $2.1million during 2002 as compared to $2.0 million during 2001.

Cost of Sales and Gross Profit. While sales revenues decreased by 7.3% ($3.2 million) in 2002 as compared to 2001, cost of sales decreased by 7.9% ($1.0 million) and decreased as a percentage of sales from 27.3% in 2001 to 27.0% in 2002. The decrease in cost of sales as a percentage of sales revenues was attributable to improved purchasing and menu refinements.

Gross profit decreased 6.4% from $33.0 million (72.7% of sales) in 2001 to $30.9 million (73.0% of sales) in 2002.

Operating Expenses and Operating Results. Total operating expenses, including restaurant operating expenses, general and administrative expense, depreciation and amortization, pre-opening costs, and unusual charges, decreased 4.7% to $30.7 million in 2002 (representing 72.7% of revenues) from $32.3 million in 2001 (representing 71.1% of sales).

Restaurant operating expenses decreased 5.9% to $25.7 million in 2002 from $27.3 million in 2001. As a percentage of sales, restaurant operating expenses represented 60.7% in 2002 as compared to 60.1% in 2001. The dollar decrease in restaurant operating expenses followed the sales decrease for the Company offset by increases in minimum wages in California. The increase in operating expenses as a percentage of sales resulted from increased insurance costs and labor due to California minimum wage increases.

General and administrative expenses rose slightly to $3.6 million in 2002 compared to $3.5 million in 2001. General and administrative expenses represented 8.5% of sales in 2002 as compared to 7.8% of sales in 2001. While these expenses in total were nearly equal, there were increases of approximately $224,000 in wages and related benefits, offset by decreases of approximately $176,000 in professional services.

Depreciation and amortization expense was $1.5 million during 2002 and 2001. Increased depreciation related to the operation of The Grill on Hollywood for a full year was offset by the discontinuance of depreciation for the Encino Daily Grill and the Pizzeria Uno at Cherry Hill.

Pre-opening costs totaled $69,000 in 2002 as compared with $199,000 in 2001. These pre-opening costs were attributable to the opening in January 2003 of the South Bay Daily Grill and the opening of The Grill on Hollywood in November 2001.

Interest Expense. Interest expense, net, totaled $214,000 during 2002 as compared to $394,000 in 2001. The decrease in interest expense was primarily attributable to not having any bank debt in 2002.

Minority Interest and Equity in Loss of Joint Venture. The Company reported a minority interest in the loss of its majority owned subsidiaries of $285,000 during 2002, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $102,000, a minority interest in the loss of Chicago - The Grill on the Alley LLC of $67,000, a minority interest in the loss of The Grill on Hollywood, LLC of $269,000 and a minority interest in the loss of The Daily Grill at Continental Park, LLC of $51,000. For the year ending December 30, 2001 the Company recorded a minority interest in the earnings of San Jose Grill on the Alley, LLC of $77,000, a minority interest in the loss of Chicago - The Grill on the Alley, LLC of $144,000 and a minority interest in the loss of The Grill on Hollywood, LLC of $144,000.

The Company recorded equity in loss of joint venture of $23,000 in 2002 and $9,000 in 2001 relating to the Company's 50% interest in the Universal CityWalk Daily Grill.

The Company reported net income of $133,000 in 2002 as compared to a net income of $469,000 for 2001.

Fiscal Year 2001 Compared to Fiscal Year 2000

Revenues. The Company's revenues for 2001 decreased 0.6% to $45.4 million from $45.7 million in 2000. Sales revenues decreased 0.2% to $44.5 million in 2001 from $44.6 million in 2000. Management and license fee revenues decreased to $872,000 in 2001 from $1,078,000 in 2000. System-wide sales, including sales of non-consolidated restaurants operated under license, management agreement or partnership, totaled $62.4 million in 2001 compared to $62.3 million in 2000.

The decline in consolidated revenues for the year is partially due to one less week of sales in 2001 compared to 2000. Additionally it is believed to be attributable to specific factors which may have effected individual restaurants, to unfavorable economic and operating conditions which prevailed during the fourth quarter of 2001, including weak economic conditions, the impact of the September 11 terrorist attacks, corporate spending cutbacks and reduced business travel. These factors contributed to a decline in consolidated revenues during the fourth quarter of 15.1%, from $13.6 million in 2000 to $11.5 million in 2001.

Sales for Daily Grill restaurants were flat at $28.1 million in 2000 and 2001. Although weighted average weekly sales at the Daily Grill restaurants increased 1.9% from $58,920 in 2000 to $60,041 in 2001, the additional week in 2000 contributed, on average, $530,000, or 2% of sales. An increase in the average ticket of almost $2.00 was offset by a 0.9% decrease in the number of guests.

Sales for Grill restaurants increased by 12.7% from $12.2 million in 2000 to $13.7 million in 2001. The increase in sales revenues for the Grill restaurants from 2000 to 2001 was primarily attributable to (1) the opening of the Grill on Hollywood in November 2001 which contributed $0.7 million and (2) having the full year of Chicago compared to only 29 weeks in 2000 which contributed $1.2 million. Weighted average weekly sales at the Grill restaurants decreased 0.6% from $89,476 in 2000 to $88,965 in 2001. An increase in the average ticket of $7.73, primarily attributable to San Jose Grill, combined with the addition of Hollywood offset the decrease in guests at both San Jose and Beverly Hills.

Sales for the Pizza Restaurants decreased by 37.2% from $4.3 million in 2000 to $2.7 million in 2001. The decrease in sales revenues for the Pizza Restaurants from 2000 to 2001 was attributable to (1) the closing of the Pizzeria Uno franchise restaurant in Media, PA ($0.6 million), (2) the sale of the Pizzeria Uno in South Plainfield, NJ ($0.9 million) and (3) a 4.6% decline in same store sales at the remaining location. Weighted average weekly sales at the Pizza Restaurants increased 7.2% from $32,000 in 2000 to $34,300 in 2001. Management previously determined that continued ownership and operation of the Pizza Restaurants does not fit with the Company's strategic growth plans. In July 2001, the Company finalized the sale of its Pizza Restaurant in South Plainfield, New Jersey for $700,000. At the end of 2001, the Company was seeking a suitable buyer for its Pizza Restaurant in Cherry Hill, New Jersey.

Price increases were last implemented during the fourth quarter of 2000 for certain menu items with minor increases as a result of menu engineering in the second quarter of 2001. While selected price increases may be implemented from time to time in the future, the Company does not plan to implement additional price increases in the foreseeable future. Future revenue growth is expected to be driven principally by a combination of expansion into new markets and the opening of additional restaurants and establishment of market share in those new markets as well as increases in head count at existing restaurants and selected price increases. When entering new markets where the Company has not yet established a market presence, sales levels are expected to be lower than in existing markets where the Company has a concentration of restaurants and high customer awareness. Although the Company's experience in developing markets indicates that the opening of multiple restaurants within a particular market results in increased market share, decreases in comparable restaurant sales may result.

Management and license fee revenues were attributable to (1) hotel restaurant management services which accounted for management fees of $577,000 in 2001 and $750,000 in 2000, (2) licensing fees from the LAX Daily Grill and Skokie, Illinois Daily Grill which totaled $194,000 in 2001 and $148,000 in 2000, and (3) fees from Universal CityWalk which totaled $101,000 in 2001 and $122,000 in 2000. The decrease in management fees during 2001 was attributable to decreased sales at the Burbank Hilton and San Jose City Bar & Grill offset by increases at the Georgetown Inn.

The Company accounts for its 50% interest in the Universal CityWalk Daily Grill using the equity method. As a result, the Company's sales do not include sales from Universal CityWalk. Total revenues for the Universal CityWalk Daily Grill were $2.0 million during 2001 as compared to $2.2 million during 2000.

Cost of Sales and Gross Profit. While sales revenues decreased by 0.2% in 2001 as compared to 2000, cost of sales decreased by 4.5% ($0.6 million) and decreased as a percentage of sales from 28.5% in 2000 to 27.3% in 2001. The decrease in cost of sales as a percentage of sales revenues was primarily attributable to menu refinements and related sales mix as well as cost reductions resulting from improved purchasing.

Gross profit increased 1.0% from $32.7 million (71.5% of sales) in 2000 to $33.0 million (72.7% of sales) in 2001.

Operating Expenses and Operating Results. Total operating expenses, including restaurant operating expenses, general and administrative expense, depreciation and amortization, pre-opening costs, and unusual charges, rose 0.1% to $32.3 million in 2001 (representing 71.1% of revenues) from $32.2 million in 2000 (representing 70.6% of sales).

Restaurant operating expenses decreased 0.5% to $27.1 million in 2001 from $27.2 million in 2000. As a percentage of sales, restaurant operating expenses represented 59.6% in both 2001 and 2000. The decrease in restaurant operating expenses resulted primarily from the sale of the Pizzeria Uno restaurant in South Plainfield, New Jersey for net proceeds of $225,000 which were credited against restaurant operating expenses.

General and administrative expenses increased 7.2% to $3.5 million in 2001 from $3.3 million in 2000. General and administrative expenses represented 7.8% of sales in 2001 as compared to 7.2% of sales in 2000. The increase in total general and administrative was primarily the result of increased headcount at the corporate office and related benefits ($0.3 million).

Depreciation and amortization expense was $1.5 million during 2001 as compared to $1.3 million during 2000. The increase in depreciation and amortization expense reflects the opening of the Hollywood Grill in November 2001 ($0.1 million) and a full year of expense for the Chicago Grill ($0.1 million).

Pre-opening costs totaled $199,000 in 2001 as compared with $330,000 in 2000. These pre-opening costs were attributable to the opening in 2001 of The Grill on Hollywood and in 2000 of the Chicago Grill.

Unusual charges totaling $73,000 in 2000 related to the costs of closing the Media Pizza Restaurant. The Company reported no unusual charges in 2001.

Interest Expense. Interest expense, net, totaled $394,000 during 2001 as compared to $478,000 in 2000. The decrease in interest expense was primarily attributable to the reduction in total debt and decrease in interest rates on bank debt.

Minority Interest and Equity in Loss of Joint Venture. The Company reported a minority interest in the loss of its majority owned subsidiaries of $211,000 during 2001, consisting of a minority interest in the earnings of San Jose Grill on the Alley, LLC of $77,000, a minority interest in the loss of Chicago - The Grill on the Alley LLC of $144,000 and a minority interest in the loss of The Grill on Hollywood, LLC of $144,000. For the year ending December 31, 2000 the Company recorded a minority interest in the earnings of San Jose Grill on the Alley, LLC of $115,000 and a minority interest in the loss of Chicago – The Grill on the Alley, LLC of $217,000.

The Company recorded equity in loss of joint venture of $9,000 in 2001 and 2000 relating to the Company's 50% interest in Universal CityWalk Daily Grill.

The Company reported net income of $469,000 in 2001 as compared to $34,000 for 2000.

Liquidity and Capital Resources

At December 29, 2002, the Company had a working capital deficit of $1.3 million and a cash balance of $1.3 million as compared to a working capital deficit of $0.7 million and a cash balance of $2.3 million at December 30, 2001. In 2002 the Company used cash to purchase fixed assets for the South Bay Daily Grill ($0.7 million), remodel the Newport Beach Daily Grill ($0.4 million), repay debt ($0.5 million) and make advances to managed restaurants ($0.4 million) which opened in San Francisco and Houston. During 2001, the Company's cash was primarily attributable to the issuance of new equity, proceeds from the sale of the Pizzeria Uno in South Plainfield, New Jersey and cash flow from operations that were used to pay off the Company's bank borrowing of $1.2 million and other debt of $0.5 million. The Company has generated modest net income in each of the last three fiscal years and has generated positive operating cash flows in each of the last five years.

The Company's need for capital resources historically has resulted from, and for the foreseeable future is expected to relate primarily to, the construction and opening of new restaurants. Historically, the Company has funded its day-to-day operations through its operating cash flows which have ranged from $1.0 million to $1.6 million over the past three fiscal years. Growth has been funded through a combination of bank borrowing, loans from stockholders/officers, the sale of debentures and stock, loans and tenant allowances from certain of its landlords, and, beginning in 1999, through joint venture arrangements.

At December 29, 2002, the Company had a bank credit facility with nothing owing, a loan from a member of Chicago - The Grill on the Alley, LLC of $0.4 million, an SBA loan of $0.1 million, loans from stockholders/ officers/directors of $0.3 million, equipment loans of $0.8 million, and loans/advances from a landlord of $0.1 million. Although no amounts have been borrowed under the credit facility since 2001, availability under the line has been reducing in accordance with its terms. Borrowings available to the Company under the credit facility are $0.8 million at December 29, 2002 and will ratably reduce to $0.5 million by the end of fiscal year 2003. To provide for future financing needs, management intends to increase its borrowing capacity in 2003 by securing additional financing. However, there can be no assurances that such financing will be available on acceptable terms.

On August 1, 2000, the Company received a $400,000 loan from private individuals. The loan bears interest at 9% and is payable in monthly installments over four years. In connection with the loan, the Company issued 40,000 warrants. In June 2001 the lender became a member of the Company's Board of Directors and the loan was reclassified as related party debt. The balance owed on the loan at December 29, 2002 was $176,000.

On December 13, 2001 the Company amended its bank credit facility converting the term loan to a $0.8 million reducing line of credit under which the amount available to draw is reduced each month by $25,000 so that it mimics the previous term loan as to the maximum outstanding balance. The maximum borrowing available under the reducing line of credit was $500,000 at December 29, 2002 and will ratably reduce to $200,000 by the end of fiscal 2003. The Company has an additional line of credit which provides borrowing up to $0.3 million. At December 29, 2002 and December 30, 2001 there were no borrowings under either line of credit. Interest is payable at the bank's prime rate. In connection with the Credit Facility the Company is required to comply with certain debt service coverage and liquidity requirements. Two of the Company's principal stockholders have guaranteed the Credit Facility. In exchange for the guarantee, the Company issued warrants to purchase 150,000 shares at an exercise price of $1.406 per share exercisable for a period of four years and agreed to pay each of the stockholders interest of 2% per annum on the average annual balance on the note payable to the bank for guaranteeing the note. The reducing line of credit matures in October 2004.

During 2002, the Company and its subsidiaries were obligated under 16 leases covering the premises in which the Company's Daily Grill, Grill and Pizza Restaurants are located as well as leases on its executive offices. Such restaurant leases and the executive office lease contain minimum rent provisions which provided for the payment of minimum aggregate annual rental payments of approximately $2.2 million in 2002 and paid percentage rent obligations above and beyond minimum rent of $0.4 million. The Company's minimum rent obligations for 2003 are $2.1 million.

The Company began management in February 2002, of the San Francisco Daily Grill in the Handlery Hotel in Union Square. Cost of opening the Handlery Hotel Daily Grill in San Francisco was $2.8 million, of which the Company advanced approximately $287,000, with the balance being paid by the hotel owners. The advance made by the Company will be repaid through future profits.

The Company began management of a hotel-based Daily Grill in the Westin Galleria in Houston, Texas on July 10, 2002. Under the terms of the Management Agreement, the Company has advanced $64,000 to the restaurant for initial working capital to be repaid from future cash flows.

Management anticipates that new non-hotel based restaurants will cost between $1 million and $2 million per restaurant to build and open depending upon the location and available tenant allowances. Hotel based restaurants may involve remodeling existing facilities, substantial capital contributions from the hotel operators and other factors which will cause the cost to the Company of opening such restaurants to be less than the Company's cost to build and open non-hotel based restaurants.

Capital expenditures were $2.4 million in 2000, $1.4 million in 2001 and $1.3 million in 2002. Capital expenditures in fiscal 2003 are expected to be between $0.7 million and $1.1 million, primarily for the development of new restaurants, capital replacements and refurbishing existing restaurants. The amount of actual capital expenditures will be dependent upon, among other things, the proportion of free standing versus hotel based properties as hotel based restaurants are expected to generally require lower capital investment on the Company's part. In addition, if the Company opens more, or less, restaurants than it currently anticipates, its capital requirements will increase, or decrease, accordingly.

In order to finance restaurant openings during 1997 and 1998, the Company conducted an offering of common stock, convertible preferred stock and warrants during 1997 and entered into a joint operating arrangement and loan in 1998.

The 1997 offering provided net proceeds to the Company of approximately $1.5 million. The 1997 offering consisted of a private placement of 200,000 shares of common stock, 1,000 shares of Series I Convertible Preferred Stock, 500 shares of Series II 10% Convertible Preferred Stock, 187,500 five year $8.00 Warrants and 187,500 five year $12.00 Warrants. The aggregate sales price of those securities was $1,500,000.

The Series I Convertible Preferred Stock was converted into 200,000 shares of common stock in July 2000.

The Series II 10% Convertible Preferred Stock is convertible into common stock commencing one year from the date of issuance at the greater of (i) $4.00 per share, or (ii) 75% of the average closing price of the Company's common stock for the five trading days immediately prior to the date of conversion; provided, however, that the conversion price shall in no event exceed $10.00 per share. The Series II 10% Convertible Preferred Stock is entitled to receive an annual dividend equal to $100 per share payable on conversion or redemption in cash or, at the Company's option, in common stock at the then applicable conversion price. The Series II Convertible Preferred Stock is subject to redemption, in whole or in part, at the option of the Company on or after the second anniversary of issuance at $1,000 per share. Accrued dividends in arrears total $276,000 at December 29, 2002 and $226,000 at December 30, 2001.

The $8.00 Warrants were exercisable to purchase common stock at a price of $8.00 per share commencing three years from the date of issuance and ending five years from the date of issuance. The warrants expired in June 2002.

The $12.00 Warrants were exercisable to purchase common stock at a price of $12.00 per share commencing three years from the date of issuance and ending five years from the date of issuance. The warrants expired in June 2002.

In February of 1999, the Company entered into a limited liability company/member loan arrangement to provide financing for the planned opening of a Grill restaurant at the Chicago Westin Hotel which opened June of 2000. Pursuant to the financing arrangement for the Chicago Westin Hotel Grill, investor members of the limited liability company (the "Chicago LLC") invested $1,000 in the Chicago LLC and loaned an additional $1.699 million to the Chicago LLC. $1,190,000 of the loan was converted to equity. The Company manages the Chicago LLC for which it receives a management fee of 5% of sales and owns a 60% interest in the Chicago LLC. The Company guaranteed repayment of the loan to the Chicago LLC and issued warrants to acquire 203,645 shares of common stock at $7.00 per share. The total cost to construct the Chicago Grill was $2.5 million. The Chicago Grill opened in June 2000. At December 29, 2002, the balance of the loan to Chicago LLC guaranteed by the Company was $414,000.

The Operating Agreement and the Senior Promissory Note for Chicago – The Grill on the Alley, LLC stipulates that the non-manager member of Chicago – The Grill on the Alley, LLC is entitled to a cumulative preferred return of eight percent annually of their converted capital contribution. Preferred return payments of $81,000 were paid to the non-manager member during 2002. These payments are treated as a reduction of equity. Payments returning $95,000 of converted capital contribution were made in 2002. The minority member's unrecovered capital contribution at December 29, 2002 was $750,000.

The Operating Agreement for San Jose Grill LLC, stipulates that distributions of distributable cash shall be made first, 10% to the manager and 90% to the members in the ratio of their percentage interests until the members have received the amount of their initial capital contribution. Second, to the payment of the preferred return of ten percent per annum on the unpaid balance of the member's adjusted capital contribution until the entire accrued but unpaid preferred return has been paid. Third, to the members in the ratio of their percentage interests until the additional capital contributions have been repaid. Thereafter, distributions of distributable cash will be made first, 16 2/3% as an incentive to the manager and the balance to the members in the ratio of their percentage interests. In 2002 two distributions of distributable cash totaling $167,000 were made to the minority member that reduced the member's interest. The minority member's unrecovered capital contribution at December 29, 2002 was $150,000.

In July 2001, the Company entered into a limited liability company for the opening of The Grill on Hollywood. The investor member of the limited liability company invested $1.2 million. The Company invested $250,000 and owns a 51% interest in The Grill on Hollywood, LLC. The Company manages The Grill for which it receives a management fee of 5% of sales. In November 2001, the Company opened The Grill on Hollywood as a free-standing restaurant in Hollywood, California.

The Operating Agreement for The Grill on Hollywood, LLC stipulates that distributions of distributable cash shall be made first, 90% to the non-manager member and 10% to the manager member until non-manager member's preferred return, unrecovered contribution account and additional contribution account are reduced to zero. Second, 90% to the manager member and 10% to the non-manager member until the manager member's preferred return and unrecovered contribution account have been reduced to zero. Thereafter, distributions of distributable cash shall be made to the members in proportion to their respective percentage interests. No distributions were made in 2002. The minority member's unrecovered capital contribution at December 29, 2002 was $1,200,000.

The Company may enter into investment/loan arrangements in the future on terms similar to the Chicago Westin Grill arrangements to provide for the funding of selected restaurants.

In September 2000, the Company opened a hotel-based licensed Daily Grill restaurant at the Double Tree in Skokie, Illinois. All costs to build and open the restaurant were paid by the hotel operator.

In July 2001, the Company completed a transaction with Starwood Hotels and Resorts Worldwide, Inc. pursuant to which the Company sold 666,667 shares of restricted common stock and 666,6667 stock warrants at $2.00 to Starwood for $1,000,000. Concurrently, the Company sold an additional 666,666 shares of restricted common stock and 666,666 stock purchase warrants for $2.25 to other strategic investors for $1,000,000. Proceeds reflected in the financial statements are net of transaction costs.

In conjunction with the investment by Starwood, the Company and Starwood entered into a Development Agreement under which the Company and Starwood agreed to jointly develop the Company's restaurant properties in Starwood hotels.

Under the Starwood Development Agreement, either the Company or Starwood may propose to develop a Daily Grill, Grill or City Bar and Grill restaurant in a Starwood hotel property. If the parties agree in principal to the development of a restaurant, the parties will attempt to negotiate either a management agreement or a license agreement with respect to the operation of the restaurant.

So long as Starwood continues to meet certain development thresholds set forth in the Development Agreement, the Company is prohibited from developing, managing, operating or licensing the Company's restaurants in any hotel owned, managed or franchised by a person or entity, other than Starwood, with more than 50 locations operated under a single brand. Existing hotel based restaurants are excluded from the exclusive right of Starwood. The development thresholds required to be satisfied to maintain Starwood's exclusive development rights require, generally, (1) the signing of an average of one management agreement or license agreement with respect to Daily Grill restaurants annually over the life of the Development Agreement, (2) the signing of one management agreement or license agreement in any two year period with respect to Grill restaurants, and (3) the signing of an aggregate average of three management agreements or license agreements with respect to all of the Company's restaurants annually over the life of the Development Agreement. Satisfaction of the thresholds set forth in the Development Agreement are determined on each anniversary of the Development Agreement. With respect to satisfaction of the specific thresholds applying to Daily Grill restaurants and Grill restaurants, the failure to satisfy the development thresholds with respect to those individual brands will terminate the exclusivity provisions relative to such brand but will not effect the exclusivity rights as to the other brand or in general.

Under the Development Agreement, the Company is obligated to issue to Starwood warrants to acquire a number of shares of the Company's common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of the Company's branded restaurants. If the market price of the Company's common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development

Agreement. If the market price of the Company's common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of Company restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, the Company will be obligated to issue to Starwood a warrant to purchase a number of shares of the Company's common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date at which the restaurants operated under the Development Agreement continues to exceed the 35% threshold, for so long as the Development Agreement remains effective, the Company shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Following the events of September 11, 2001, Starwood substantially curtailed new development activities and only one management agreement has, as yet, been entered into under the Development Agreement. Certain portions of the exclusivity agreement have terminated due to the lack of performance on Starwood's part.

In July 2001, the Company sold its South Plainfield, New Jersey Pizza Restaurant for net proceeds of $225,000.

In April 2002, the Company sold its Cherry Hill, New Jersey Pizza Restaurant for net proceeds of $264,000.

In April 2002, the Company closed its Encino, California Daily Grill restaurant when the lease expired. Assets of the restaurant were sold for net proceeds of $61,000.

In May 2002, the Company entered into a limited liability company for the opening of the South Bay Daily Grill. The investor member of the limited liability company invested $1.0 million. The Company invested $350,000 and owns a 50.1% interest in The Daily Grill at Continental Park, LLC. The Company will manage the South Bay Daily Grill for which it will receive a management fee of 5% of sales. The restaurant opened January 16, 2003.

In October 2002, the Company signed a lease for an owned hotel based restaurant in Bethesda, Maryland. The restaurant is scheduled to open in the third quarter 2003.

Management believes that the Company has adequate resources on hand and operating cash flow to sustain operations for at least the following 12 months. The Company projects increased operating cash flows in 2003 which, when added to existing cash balances, will allow it to meet all operating, investing and financing needs. Such projections are based on sales increases due to store openings, the majority of which have occurred, as well as modest increases in same store sales. The Company does not expect sales to decrease in fiscal year 2003 as was the case in fiscal 2002, however, a further deterioration in the economy and the hospitality industry could impact projected cash flows. Management believes it can respond to a further decrease in sales through cost controls, reductions in discretionary capital improvements and borrowings under the existing credit facility. In order to fund the opening of additional restaurants, the Company might require additional capital which might be raised through the issuance of debt or equity securities, or the formation of additional investment/loan arrangements, or a combination thereof. The Company presently has no commitments in that regard. See "Business -- Business Expansion" and "Management's Discussion and Analysis -- Certain Factors Affecting Future Operating Results."

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Principals of Consolidation and Minority Interests

The Company's restaurant operations are conducted through multiple wholly-owned subsidiaries as well as through four majority-owned limited liability companies and through a 50% owned joint venture. The Company's consolidated financial statements include balance sheet and income statement items, after eliminating intercompany accounts and transactions, of each wholly-owned and majority-owned subsidiary. The proportionate interest of the earnings or loss of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected in a single statement of operations entry, with minority interests in earnings being a reduction in net income and minority interests in losses being an increase in net income. The proportionate interest in the equity of majority-owned subsidiaries attributable to the minority owners of those subsidiaries is reflected as a single balance sheet entry between liabilities and stockholders' equity.

The Company's interest in the 50% owned joint venture which operates the Universal CityWalk Daily Grill is accounted for under the equity method of accounting. Under the equity method, the balance sheet and statement of operations items of that joint venture are not included on the Company's financial statements. Instead, the Company reports on its statement of operations a single line entry reflecting its proportionate interest in the earnings or loss of the joint venture, provided that the aggregate net losses from the joint venture do not exceed the Company's equity in the venture. The Company's equity in the joint venture is reflected as an investment on the balance sheet which is adjusted, but not below zero, to reflect the Company's aggregate share of net income and losses of the venture.

Impairment of Long-Lived Assets

The Company reviews all long-lived assets on a regular basis to determine if there has been an impairment in the value of those assets. If, upon review, it is determined that the carrying value of those assets may not be recoverable, the Company will record a charge to earnings and reduce the value of the asset on the balance sheet to the amount determined to be recoverable.

For purposes of evaluating recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows of the individual restaurants and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual restaurants compared to the related carrying value. If the undiscounted operating income is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each asset with its fair value. Fair value is generally based on a discounted cash flow analysis.

Utilizing the above method, the Company, in prior years, wrote down the assets of its Pizza Restaurants to zero. Based on the Company's review of its presently operating restaurants and other long-lived assets, during the fiscal year ended December 29, 2002, the Company recorded no impairments of its long-lived assets.

Certain Factors Affecting Future Operating Results

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: adverse weather conditions and other conditions affecting agricultural output which may cause shortages of key food ingredients and volatility of food prices and which, in turn, may reduce operating margins; changes in consumer tastes, demographics and adverse economic conditions which may result in reduced frequency of dining at the Company's restaurants; the dependence on key personnel and ability to attract and retain qualified management and restaurant personnel to support existing operations and future growth; regulatory developments, particularly relating to labor matters (i.e., minimum wage, health insurance and other benefit requirements), health and safety conditions, service of alcoholic beverages and taxation, which could increase the cost of restaurant operations; establishment of market position and consumer acceptance in new markets in light of intense competition in the restaurant industry and the geographic separation of senior management from such markets; potential delays in securing sites for new restaurants and delays in opening restaurants which may entail additional costs and lower revenues than would otherwise exist in the absence of such delays; and the availability of capital to fund future restaurant openings; rising energy costs and the occurrence of rolling blackouts in California which may result in higher occupancy costs and periodic restaurant closures which could adversely impact revenues and earnings; and potential increases in meat prices, and corresponding decreases in operating margins. In addition to the foregoing, the following specific factors may affect the Company's future operating results.

The anticipated opening of additional Daily Grill and Grill locations is expected to result in the incurrence of various pre-opening expenses and high initial operating costs which may adversely impact earnings during the first year of operations of such restaurants. However, management anticipates that each of such operations can be operated profitably within the first year of operations and that the opening of each of the restaurants presently contemplated will improve revenues and profitability.

The employees of the Chicago restaurant are members of the Hotel Employees and Restaurant Employees Union AFL-CIO. The union contract covering the Chicago Grill expired in August 2002 and is presently in negotiation. Pending agreement on a new union contract, the Chicago Grill on the Alley is subject to the risk of a work stoppage although management does anticipate one.

The Company closed its Media, Pennsylvania Pizza Restaurant in 2000, sold its South Plainfield, New Jersey Pizza Restaurant for $700,000 in July 2001, and sold its Cherry Hill, New Jersey Pizza Restaurant for $325,000 in April 2002. As a result of the foregoing, the Company no longer operates Pizzeria Uno restaurants.

Future Accounting Requirements

In May 2002, the FASB issued Statement of Financial Standards No. 145, ("SFAS 145"), "Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections." Among other things, SFAS 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of APB No. 30 are met. SFAS 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. Management does not believe that the adoption of this statement will have a material impact on our consolidated financial statements.

In July 2002, the FASB issued Statement of Financial Standards No. 146, ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which superceded EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value only when the liability is incurred. EITF Issue No. 94-3 requires recognition of a liability at the date an entity commits to an exit plan. All provisions of SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe that the adoption of this statement will have a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement will be effective on a prospective basis to guarantees issued or modified after December 31, 2002. Consistent with the provisions of FIN 45, the Company will apply this statement prospectively. As required by FIN 45, the disclosure provisions, when required, have been included in the Company's consolidated financial statements for the year ended 2002.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure'" which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method on reported results of operations.

In January 2003, the FASB issued FIN No. 46, " Consolidation of Variable Interest Entities." FIN 46 will be the guidance that determines (1) whether consolidation is required under the "controlling financial interest" model of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements" or alternatively, (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. The variable interest model of FIN 46 looks to identify the "primary beneficiary" of a variable interest entity. The primary beneficiary is the party that is exposed to the majority of the risk or stands to benefit the most from the variable interest entity's activities. A variable interest entity would be required to be consolidated if certain conditions are met. FIN 46 effective dates and transition provisions will be required to preexisting entities as of the beginning of the first interim period beginning after June 15, 2003. Management does not believe that the adoption of this statement will have a material impact on our consolidated financial statements.

Impact of Inflation

Substantial increases in costs and expenses, particularly food, supplies, labor and operating expenses, could have a significant impact on the Company's operating results to the extent that such increases cannot be passed along to customers. The Company does not believe that inflation has materially affected its operating results during the past two years.

A majority of the Company's employees are paid hourly rates related to federal and state minimum wage laws and various laws that allow for credits to that wage. The Company's cost of operations have been affected by several increases in the Federal and State minimum wage in recent years, including a state minimum wage increase in California in January 2002. In addition, further increases in the minimum wage are also being discussed by the federal and various state governments. Although the Company has been able to and will continue to attempt to pass along increases in costs through food and beverage price increases, there can be no assurance that all such increases can be reflected in its prices or that increased prices will be absorbed by customers without diminishing, to some degree, customer spending at its restaurants.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on funded debt. This exposure relates to its reducing credit line facility. At December 29, 2002 there are no borrowings under the credit line. Borrowings under the credit facility bear interest at the lender's prime rate. A hypothetical 1% interest rate change would not have a material impact on the Company's results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company, together with the independent accountants report thereon of PricewaterhouseCoopers, LLP, appears herein. See Index to Financial Statements on F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of the Company's fiscal year. Such information is incorporated herein by reference.

PART IV

ITEM 14. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c)) as of a date (the "Evaluation Date") within 90 days before the filing date of this annual report on Form 10-K, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls. There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this Report:

(1) Consolidated Financial Statements: See Index to Financial Statements on page F-1 of this report for financial statements and supplementary data filed as part of this report.

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts and Allowances

(3) Exhibits

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of Grill Concepts, Inc. (7)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Grill Concepts, Inc. (8)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Grill Concepts, Inc. dated August 1999 (13)
3.4	Certificate of Amendment of Restated Certificate of Incorporation of Grill Concepts, Inc., dated July 3, 2001 (20)
3.5	Bylaws, as amended, of Grill Concepts, Inc. (1)
3.6	Amendment to Bylaws of Magellan Restaurant Systems, Inc. dated December 31, 1994 (2)
4.1	Certificate of Designation fixing terms of Series II Preferred Stock (8)
4.2	Specimen Common Stock Certificate (1)
4.3	Form of Offshore Warrant (3)
4.4	Form of $8.00 Warrant (8)
4.5	Form of $12.00 Warrant (8)

10.1	Form of Franchise Agreement (1)
10.2	Lease Agreement between Uno Concepts of Cherry Hill, Inc. and Denbob Corp. dated June 29, 1989 for premises in Cherry Hill, New Jersey (1)
+10.3	Grill Concepts, Inc. 1995 Stock Option Plan (6)
+10.4	Employment Agreement, dated January 1, 2001, with Robert Spivak (18)
10.5	Operating Agreement for San Jose Grill LLC, dated June 1997 (9)
10.6	Amendment, dated December 1997, to Operating Agreement for San Jose Grill LLC (9)
10.7	Subordinate Note, dated December 1997, relating to San Jose Grill LLC (9)
10.8	Management Agreement re: San Jose City Bar & Grill (10)
10.9	Blanket Conveyance, Bill of Sale and Assignment between Grill Concepts, Inc. and Air Terminal Services, Inc. (11)
10.10	License Agreement between Grill Concepts, Inc. and Airport Grill, L.L.C. (11)
10.11	Agreement, dated August 27, 1998, between Grill Concepts, Inc. and Hotel Restaurant Properties, Inc. (11)
10.12	Restaurant Management Agreement between Grill Concepts, Inc., Hotel Restaurant Properties, Inc. and CapStar Georgetown Company, L.L.C. for the Georgetown Inn (11)
10.13	Loan Agreement between Grill Concepts, Inc. and The Wolff Revocable Trust of 1993 (12)
10.14	Addendum to Management Agreement re: San Jose City Bar & Grill (12)
+10.15	Grill Concepts, Inc. 1998 Comprehensive Stock Option and Award Plan, as amended February 27, 2001 (14)
10.16	Bank of America Business Loan Agreement (15)
10.17	Peter Roussak Warrant dated November 1999 (15)
10.18	Chicago - Grill on the Alley Warrant (15)
10.19	Chicago - Grill on the Alley First Extension Warrant (15)
10.20	Chicago - Grill on the Alley Second Extension Warrant (15)
10.21	Guaranty - Michigan Avenue Group Note (15)
10.22	Operating Agreement for Chicago - The Grill on the Alley LLC (15)
10.23	Letter Agreement dated July 19, 2000 with Wells Fargo Bank (16)
10.24	Indemnification Agreement between Grill Concepts, Inc., Lewis N. Wolff and the Lewis N. Wolff Revocable Trust of 1993 and Michael S. Weinstock and Michael S. Weinstock Trustee of the Michael S. Weinstock Living Trust (16)
10.25	Form of Letter Agreement regarding Loan Facility (16)
10.26	Form of four year 9% Promissory Note (16)
10.27	Form of Warrant issued in connection with Promissory Notes (16)
10.28	Guarantee Agreement dated July 11, 2000 with Michael Weinstock and Lewis Wolff (16)
10.29	Form of Warrant issued in connection with Loan Guaranty (16)
10.30	Michael Grayson Warrant (17)
10.31	Daily Grill Restaurant Management Agreement, dated February 5, 2001, between Grill Concepts Management, Inc., Hotel Restaurant Properties II Management, Inc., and Handlery Hotel, Inc. (17)
10.32	Asset Purchase Agreement, dated October 18, 2000 re: South Plainfield Pizzeria Uno (17)
10.33	Subscription Agreement, dated May 16, 2001, by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc. (19)
10.34	Development Agreement by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc. (19)
10.35	Investor Rights Agreement by and between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc. (19)
10.36	Stockholders' Agreement by and between Grill Concepts, Inc., Starwood Hotels & Resorts Worldwide, Inc., Robert Spivak, Michael Weinstock, Lewis Wolff, Keith Wolff and Wolff Revocable Trust of 1993. (18)
10.37	Form of $2.00 Warrant. (19)
10.38	Amendment to Hotel Restaurant Properties, Inc. Agreement, dated July 27, 2001 (20)
10.39	Amendment to San Jose City Bar and Grill Agreement (21)
21.1*	Subsidiaries of Registrant
23.1*	Consent of PricewaterhouseCoopers LLP
99.1*	Certification of CEO Pursuant to 18.U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2*	Certification of CFO Pursuant to 18.U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Compensatory plan or management agreement.

◎ Filed herewith

(1) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form SB-2 (Commission File No. 33-55378-NY) declared effective by the Securities and Exchange Commission on May 11, 1993.

(2) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form S-4 (Commission File No. 33- 85730) declared effective by the Securities and Exchange Commission on February 3, 1995.

(3) Incorporated by reference to the respective exhibits filed with Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

(4) Incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K dated December 13, 1996.

(5) Incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 25, 1994.

(6) Incorporated by reference to the respective exhibits filed with Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 25, 1995.

(7) Incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form SB-2 (Commission File No. 33-55378-NY) declared effective by the Securities and Exchange Commission on May 11, 1993 and the exhibits filed with the Registrant's Current Report on Form 8-K dated March 3, 1995.

(8) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended June 29, 1997.

(9) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-KSB for the year ended December 28, 1997.

(10) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended March 29, 1998.

(11) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-QSB for the quarter ended September 27, 1998.

(12) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 27, 1998.

(13) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended June 27, 1999.

(14) Incorporated by reference to the Company's Definitive Proxy Statement filed May 29, 2001.

(15) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-K for the year ended December 26, 1999.

(16) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended September 24, 2000.

(17) Incorporated by reference to the respective exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(18) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended April 1, 2001.

(19) Incorporated by reference to the respective exhibits filed with the Registrant's Form 8-K dated May 16, 2001.

(20) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-Q for the quarter ended July 1, 2001.

(21) Incorporated by reference to the respective exhibits filed with the Registrant's Form 10-K for the year ended December 30, 2001.

(b) Reports on Form 8-K

The Company filed no reports on Form 8-K during the quarter ended December 29, 2002.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRILL CONCEPTS, INC.

By: /s/ Robert Spivak
Robert Spivak
President

Dated: March 24, 2003

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Spivak Robert Spivak	President, Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2003
/s/ Michael Weinstock Michael Weinstock	Chairman of the Board of Directors and Executive Vice President	March 24, 2003
/s/ Charles Frank Charles Frank	Director	March 24, 2003
/s/ Glenn Golenberg Glenn Golenberg	Director	March 24, 2003
/s/ Norman MacLeod Norman MacLeod	Director	March 24, 2003
/s/ Stephen Ross Stephen Ross	Director	March 24, 2003
/s/ Lewis Wolff Lewis Wolff	Director	March 24, 2003
/s/ Daryl Ansel Daryl Ansel	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	March 24, 2003

CERTIFICATIONS

I, Robert Spivak, certify that:

1. I have reviewed this annual report on Form 10-K of Grill Concepts, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 24, 2003

By:

/s/ Robert Spivak
Robert Spivak
Chief Executive Officer

CERTIFICATIONS

I, Daryl Ansel, certify that:

1. I have reviewed this annual report on Form 10-K of Grill Concepts, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 24, 2003

By:

/s/ Daryl Ansel
Daryl Ansel
Chief Financial Officer

Grill Concepts, Inc. and Subsidiaries

Schedule II

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES

	Balance at Beginning Of Year	Additions Charged to Operations	Net Deductions	Balance At End Of Year
Allowance for Doubtful Accounts				
Year Ended December 29, 2002	-	$ 46,000	-	$ 46,000

Grill Concepts, Inc. and Subsidiaries
Index to Consolidated Financial Statements

Report of Independent Accountants

To the Board of Directors and Stockholders of
Grill Concepts, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Grill Concepts, Inc. and its subsidiaries at December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) on page 30 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of the Company's majority-owned subsidiaries, The San Jose Grill, LLC (a California Limited Liability Company) and Chicago-The Grill on The Alley, LLC (an Illinois Limited Liability Company) for the year ended December 31, 2000, which combined statements reflect total revenues of $8,063,000. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the aforementioned majority-owned subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective December 31, 2001, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

March 14, 2003

Los Angeles, CA

Grill Concepts, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 29, 2002	December 30, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,275,000	$ 2,300,000
Inventories	469,000	590,000
Receivables, net of reserve ($46,000 and $0 in 2002 and 2001, respectively)	549,000	602,000
Prepaid expenses and other current assets	527,000	575,000
Total current assets	2,820,000	4,067,000
Furniture, equipment and improvements, net	8,768,000	9,066,000
Goodwill	205,000	205,000
Liquor licenses	332,000	454,000
Restricted cash	616,000	-
Advances to managed outlets	351,000	-
Note receivable	121,000	-
Other assets	452,000	552,000
Total assets	$13,665,000	$14,344,000
Liabilities, Minority Interest and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 978,000	$ 1,179,000
Accrued expenses	2,454,000	2,919,000
Current portion of long-term debts	403,000	369,000
Notes payable – related parties	306,000	293,000
Total current liabilities	4,141,000	4,760,000
Long-term debts	538,000	943,000
Notes payable – related parties	438,000	591,000
Total liabilities	5,117,000	6,294,000
Minority interest	2,370,000	2,005,000
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Series I, Convertible Preferred Stock, $0.01 par value; 1,000,000 shares authorized, none issued and outstanding in 2002 and 2001	-	-
Series II, 10% Convertible Preferred Stock, $.001 par value; 1,000,000 shares authorized, 500 shares issued and outstanding in 2002 and 2001, liquidation preference of $276,000 and $226,000 in 2002 and 2001, respectively	-	-
Common Stock, $.00004 par value; 12,000,000 shares authorized in 2002 and 2001, 5,537,071 issued and outstanding in 2002 and 2001	-	-
Additional paid-in capital	13,152,000	13,152,000
Accumulated deficit	(6,974,000)	(7,107,000)
Total stockholders' equity	6,178,000	6,045,000
Total liabilities, minority interest and stockholders' equity	$ 13,665,000	$14,344,000

The accompanying notes are an integral part of these consolidated financial statements.

Grill Concepts, Inc. and Subsidiaries

Consolidated Statements of Operations

	December 29, 2002	December 30, 2001	December 31, 2000
Revenues:			
Sales	$ 41,286,000	$ 44,529,000	$44,598,000
Management and license fees	1,006,000	872,000	1,078,000
Total revenues	42,292,000	45,401,000	45,676,000
Cost of sales	11,434,000	12,416,000	13,002,000
Gross profit	30,858,000	32,985,000	32,674,000
Operating expenses:			
Restaurant operating expenses	25,678,000	27,288,000	27,201,000
General and administrative	3,568,000	3,540,000	3,303,000
Depreciation and amortization	1,492,000	1,457,000	1,334,000
Preopening costs	69,000	199,000	330,000
Gain on sale of assets	(71,000)	(225,000)	-
Unusual charges	-	-	73,000
Total operating expenses	30,736,000	32,259,000	32,241,000
Income from operations	122,000	726,000	443,000
Interest expense, net	(150,000)	(182,000)	(398,000)
Interest expense – related parties	(64,000)	(212,000)	(80,000)
Income (loss) before provision for income taxes, minority interest, and equity in loss of joint venture	(92,000)	332,000	(45,000)
Provision for income taxes	(37,000)	(65,000)	(14,000)
Income (loss) before minority interest and equity in loss of joint venture	(129,000)	267,000	(59,000)
Minority interest in loss of subsidiaries	285,000	211,000	102,000
Equity in loss of joint venture	(23,000)	(9,000)	(9,000)
Net income	133,000	469,000	34,000
Preferred dividends accrued or paid	(50,000)	(50,000)	(50,000)
Net income (loss) applicable to common stock	$ 83,000	$ 419,000	$ (16,000)
Net income (loss) per share applicable to common stock:			
Basic net income (loss)	$ 0.02	$ 0.09	$ 0.00
Diluted net income (loss)	$ 0.02	$ 0.09	$ 0.00
Average-weighted shares outstanding:			
Basic	5,537,071	4,776,741	4,104,360
Diluted	5,551,751	4,866,449	4,104,360

The accompanying notes are an integral part of these consolidated financial statements.

Grill Concepts, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Series I Preferred Stock		Series II Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 26, 1999	1,000	$ -	500	$ -	4,003,738	$ -	$ 11,071,000	$ (7,610,000)	$ 3,461,000
Conversion of Series I, Convertible Preferred Stock, to common stock	(1,000)	-	-	-	200,000	-	-	-	-
Net income	-	-	-	-	-	-	-	34,000	34,000
Balance, December 31, 2000	-	-	500	-	4,203,738	-	11,071,000	(7,560,000)	3,495,000
Issuance of common stock and warrants	-	-	-	-	1,333,333	-	2,081,000		2,081,000
Net income	-	-	-	-	-	-	-	469,000	469,000
Balance, December 30, 2001	-	-	500	-	5,537,071	-	13,152,000	(7,107,000)	6,045,000
Net income	-	-	-	-	-	-	-	133,000	133,000
Balance, December 29, 2002	-	$ -	500	$ -	5,537,071	$ -	$ 13,152,000	$ (6,974,000)	$ 6,178,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Grill Concepts, Inc. and Subsidiaries

	December 29 2002	December 30, 2001	December 31, 2000
Cash flows from operating activities:			
Net income	$ 133,000	$ 469,000	$ 34,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,492,000	1,457,000	1,334,000
Unusual charges - write-off of assets	-	-	73,000
Gain on sale of assets	(71,000)	(225,000)	-
Minority interest in net loss of subsidiaries	(285,000)	(211,000)	(102,000)
Equity in loss of joint venture	23,000	9,000	9,000
Changes in operating assets and liabilities:			
Inventories	121,000	(49,000)	(115,000)
Receivables	53,000	(1,000)	84,000
Prepaid expenses and other current assets	33,000	(303,000)	24,000
Liquor licenses and other assets	78,000	(56,000)	51,000
Accounts payable	(201,000)	(241,000)	(461,000)
Accrued expenses	(373,000)	547,000	695,000
Net cash provided by operating activities	1,003,000	1,396,000	1,626,000
Cash flows from investing activities:			
Additions to furniture, equipment and improvements	(1,335,000)	(1,423,000)	(2,382,000)
Restricted cash for Daily Grill at Continental Park, LLC	(616,000)	-	-
Proceeds from sale of fixed assets	175,000	655,000	-
Advance to managed outlets	(351,000)	-	-
Purchase of liquor license	-	(31,000)	-
Additional investment in CityWalk	(47,000)	-	-
Net cash used in investing activities	(2,174,000)	(799,000)	(2,382,000)
Cash flows from financing activities:			
Proceeds from issuance of notes payable	-	-	400,000
Net increase in bank line of credit	-	-	100,000
Proceeds from term debt	-	-	1,200,000
Return of capital to minority member on San Jose Grill LLC	(167,000)	(90,000)	-
Proceeds from minority member's investment in LLCs	1,000,000	1,200,000	1,190,000
Preferred return to minority member on Chicago – The Grill on the Alley, LLC	(176,000)	(191,000)	(73,000)
Proceeds from equipment financing	-	-	1,007,000
Payments on long term debt and bank loans	(371,000)	(1,562,000)	(2,398,000)
Payments on related party debt	(140,000)	(138,000)	(399,000)
Proceeds from issuance of common stock	-	1,861,000	-
Net cash provided by financing activities	146,000	1,080,000	1,027,000
Net increase (decrease) in cash and cash equivalents	(1,025,000)	1,677,000	271,000
Cash and cash equivalents, beginning of year	2,300,000	623,000	352,000
Cash and cash equivalents, end of year	$ 1,275,000	$ 2,300,000	$ 623,000
Supplemental cash flows information:			
Cash paid during the year for:			
Interest	$ 240,000	$ 391,000	$ 544,000
Income taxes	$ 100,000	$ 28,000	$ 12,000
Non-cash transactions:			
Note receivable from sale of assets	$ 117,000	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. Business, Organization and Basis of Presentation

General

Grill Concepts, Inc. (the "Company") is incorporated under the laws of the State of Delaware. The Company operates exclusively in the restaurant industry in the United States. At December 29, 2002, the Company owned and operated thirteen restaurants, consisting of seven Daily Grill restaurants in California; The Grill on the Alley ("The Grill"); The Grill in San Jose ("The San Jose Grill LLC"); The Grill in Chicago ("Chicago – The Grill on the Alley LLC"); The Grill on Hollywood (The Grill on Hollywood, LLC): one Daily Grill in Washington, D.C.; and one Daily Grill in Virginia. Each of the Company's restaurants is owned and operated on a nonfranchise basis by the Company. The Company manages four Daily Grill restaurants and licenses two additional Daily Grill restaurants. During 2002 the San Jose City Bar and Grill which had been operated under a management agreement was converted to a license agreement.

Liquidity

At December 29, 2002, the Company had a working capital deficit of $1.3 million and a cash balance of $1.3 million as compared to a working capital deficit of $0.7 million and a cash balance of $2.3 million at December 30, 2001. The decrease in the Company's cash was primarily attributable to the purchase of fixed assets for The Daily Grill at Continental Park, LLC ($0.7 million), the remodel of the Newport Daily Grill ($0.4 million), advances to new managed locations ($0.4 million) and repayment of debt ($0.5 million). The Company has generated modest net income in each of the last three fiscal years and has generated positive operating cash flows in each of the last five years.

The Company's need for capital resources historically has resulted from, and for the foreseeable future is expected to relate primarily to, the construction and opening of new restaurants. Historically, the Company has funded its day-to-day operations through its operating cash flows which have ranged from $1.0 million to $1.6 million over the past three fiscal years. Growth has been funded through a combination of bank borrowings, loans from stockholders/officers, the sale of debentures and preferred stock, loans and tenant allowances from certain of its landlords, and, beginning in 1999, through joint venture arrangements. Capital expenditures were $2.4 million in 2000, $1.4 million in 2001 and $1.3 million in 2002. Capital expenditures in fiscal 2003 are expected to be between $0.7 million and $1.1 million, primarily for the development of new restaurants, capital replacements and refurbishing existing restaurants.

At December 29, 2002, the Company had a bank credit facility with nothing owing, a loan from a member of Chicago - The Grill on the Alley, LLC of $0.4 million, an SBA loan of $0.1 million, loans from stockholders/officers/directors of $0.3 million, equipment loans of $0.8 million, and loans/advances from a landlord of $0.1 million. Although no amounts have been borrowed under the credit facility since 2001, availability under the line has been reducing in accordance with its terms. Borrowings available to the Company under the credit facility are $0.8 million at December 29, 2002 and will ratably reduce to $0.5 million by the end of fiscal year 2003. Management does not anticipate having to borrow funds under the credit facility in fiscal year 2003. To provide for future

1. Business, Organization and Basis of Presentation (Continued)

financing needs, management intends to increase its borrowing capacity in 2003 by securing additional financing. However, there can be no assurances that such financing will be available on acceptable terms.

The Company projects increased operating cash flows in 2003 which, when added to existing cash balances, will allow it to meet all operating, investing and financing needs. Such projections are based on sales increases due to store openings, the majority of which have occurred, as well as modest increases in same store sales. The Company does not expect sales to decrease in fiscal year 2003 as was the case in fiscal year 2002, however, a further deterioration in the economy and the hospitality industry could adversely impact projected cash flows. Management believes it can respond to a further decrease in sales through cost controls, reductions in discretionary capital improvements and borrowings under the existing credit facility. Management believes that the Company has adequate resources on hand and operating cash flows to sustain operations for at least the following 12 months.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Minority Interest

The consolidated financial statements for the period ended December 29, 2002 include the accounts of Grill Concepts, Inc. and its wholly-owned subsidiaries, which include one Pizzeria Uno Restaurant (sold April 2002), The Grill on the Alley, Universal Grill Concepts, Inc. and four majority-owned subsidiaries: The San Jose Grill LLC (a California Limited Liability Company), Chicago – The Grill on the Alley, LLC, The Grill on Hollywood, LLC and the Daily Grill at Continental Park, LLC. All significant intercompany accounts and transactions for the periods presented have been eliminated in consolidation. The equity method of accounting is used by Universal Grill Concepts, Inc. to account for the investment in the joint venture in Universal CityWalk.

In connection with the building of a new restaurant, in May 2002, a limited liability company was formed for the operation of the Daily Grill at Continental Park in El Segundo, California of which the Company owns 50.1%. Construction of the restaurant has been funded primarily by a capital contribution of $1,000,000 from the minority interest member of the limited liability company and a tenant improvement allowance of $500,000. The Company contributed $350,000 in July 2002 as its investment in the limited liability company. The restaurant opened January 16, 2003. The consolidated financial statements include the accounts of the limited liability company with minority interest reflected.

In connection with the building of a new restaurant, in July 2001, a limited liability company was formed for the operation of "The Grill on Hollywood" restaurant in Hollywood, California, of which the Company owns 51%. Construction of the restaurant was funded by a capital contribution of $1,200,000 from the minority interest member and a tenant improvement allowance of up to $1,015,000. The Company contributed $250,000 to the limited liability company. The consolidated financial statements include the accounts of the limited liability company with minority interest reflected.

2. Summary of Significant Accounting Policies (Continued)

In connection with the building of a new restaurant, in February 1999, a limited liability company was formed for the operation of "The Grill on the Alley" restaurant in Chicago, Illinois, of which the Company owns 60.0%. Construction of the restaurant was funded primarily by a capital contribution of $1,190,000 and a loan of $510,000 from the minority interest member of the limited liability company and $750,000 of equipment financing. The consolidated financial statements include the accounts of the limited liability company with minority interest reflected.

In connection with the building of a new restaurant, in January 1998, a limited liability company was formed for the operation of "The Grill" restaurant in San Jose, California, of which the Company owns 50.05%. Construction of the restaurant was funded primarily by a capital contribution from the Company of $350,350 and by a capital contribution of $349,650 and a $800,000 loan from the minority interest member of the limited liability company. The consolidated financial statements include the accounts of the limited liability company with minority interest reflected.

Fiscal Year

The Company's fiscal year is the 52 or 53 weeks ending the Sunday closest to December 31. The fiscal years 2002 and 2001 consisted of 52 weeks ended December 29, 2002 and December 30, 2001, respectively. The fiscal year 2000 consisted of 53 weeks ended December 31, 2000.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Management and license fees are recognized on an accrual basis when earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of amounts held in escrow for the construction of the Daily Grill at Continental Park in El Segundo, California.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with major financial institutions. At times during the year, and at December 29, 2002, cash balances were in excess of Federal Depository Insurance Corporation ("FDIC") insurance limits.

2. Summary of Significant Accounting Policies (Continued)

Inventories

Inventories consist of food, wine and liquor and are stated at the lower of cost or market, cost generally being determined on a first-in, first-out basis.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost.

Depreciation of furniture and equipment is computed by use of the straight-line method based on the estimated useful lives of 3 to 10 years of the respective assets. Leasehold improvements are amortized using the straight-line method over the life of the improvement or the remaining life of the lease, whichever is shorter. Interest costs incurred during construction were capitalized and are being amortized over the related assets' estimated useful lives. When properties are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is credited or charged to current-year operations. The policy of the Company is to charge amounts expended for maintenance and repairs to current-year expense and to capitalize expenditures for major replacements and betterments.

Goodwill

Goodwill relates to the excess of cost over the fair value of the net assets of The Grill on the Alley in Beverly Hills, California acquired in April 1996. Effective December 31, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangibles." SFAS No. 142 addresses financial accounting and reporting requirements for acquired goodwill and other intangible assets. In accordance with the adoption of SFAS No. 142, goodwill is deemed to have an indefinite useful life and is no longer amortized but rather, tested at least annually for impairment. An impairment loss should be recognized if the carrying amount of goodwill is not recoverable and the carrying amount exceeds its fair value. The Company has not recognized any impairment losses.

In accordance with SFAS No. 142, the Company has not amortized goodwill during the year ended December 29, 2002. If the non-amortization provisions had been in effect as of the beginning of 2000, goodwill amortization of $8,000 would have been eliminated in fiscal 2001 and 2000.

Expendables

Initial amounts spent for china, glassware and flatware in connection with the opening of a new restaurant are capitalized. Subsequent purchases are expensed as incurred.

Liquor Licenses

The cost of acquiring liquor licenses is capitalized at cost and is stated at the lower of cost or market.

2. Summary of Significant Accounting Policies (Continued)

Pre-opening Costs

Pre-opening costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which prescribes an asset and liability approach. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company establishes a valuation allowance to reduce net deferred tax assets to the amount expected to be realized.

Advertising and Promotion Costs

All costs associated with advertising and promoting products are expensed in the year incurred. Advertising and promotion expense for the years ended December 29, 2002, December 30, 2001 and December 31, 2000 was $634,000, $580,000 and $ 844,000, respectively. Included in these amounts are $15,000, $83,000 and $100,000 for 2002, 2001 and 2000, respectively related to the Pizzeria Unos restaurants.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Long-Lived Assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which was adopted by the Company at the beginning of fiscal 2002. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and amends APB No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale, but broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented.

In accordance with SFAS No. 144, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the

2. **Summary of Significant Accounting Policies (Continued)**

recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows of the individual restaurants and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual restaurants compared to the related carrying value. If the undiscounted net cash flow is less than the carrying value, the amount of the impairment, if any, is determined by comparing the carrying value of each asset with its fair value. Fair value is generally based on a discounted cash flow analysis. Based on its review, the Company does not believe that any impairment of its long-lived assets has occurred.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. The Company accounts for stock and options to non-employees at fair value in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus on Issue No. 96-18.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and will continue to use the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the stock option plans. Compensation expense for the Company's stock option plans determined based on the fair value at the grant date for awards in fiscal year 2002, 2001 and 2000 would have decreased net income by $185,000, $170,000, and $115,000, respectively on a pro forma basis.

	2002	2001	2000
Net income, as reported	$ 133,000	$ 469,000	$ 34,000
Net income (loss), pro forma	$ (52,000)	$ 299,000	$ (81,000)
Net income per share, as reported:			
Basic	$ 0.02	$ 0.09	$ 0.00
Diluted	$ 0.02	$ 0.09	$ 0.00
Net income (loss) per share, pro forma:			
Basic	$ (0.01)	$ 0.05	$ (0.03)
Diluted	$ (0.01)	$ 0.05	$ (0.03)

The fair value of each option grant issued in fiscal year 2002, 2001 and 2000 is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: (a) no dividend yield on the Company's stock,

2. Summary of Significant Accounting Policies (Continued)

(b) expected volatility ranging from 70.00% to 71.25%, (c) risk-free interest rates ranging from 4.43% to 6.00%, and (d) expected option lives of five years.

The weighted average fair value of options granted at market price during 2002, 2001 and 2000 was $1.02, $1.56, and $0.98, respectively.

Net Income Per Share

Pursuant to SFAS No. 128, "Earnings Per Share," basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common and common equivalent shares outstanding during the period. Common share equivalents included in the diluted computation represent shares issuable upon assumed exercise of stock options, warrants and convertible preferred stocks using the treasury stock method.

A reconciliation of earnings available to common stockholders and diluted earnings available to common stockholders and the related weighted average shares for the years ended December 29, 2002, December 30, 2001 and December 31, 2000 follow:

	2002		2001		2000	
	Earnings	Shares	Earnings	Shares	Earnings	Shares
Net income	$ 133,000		$ 469,000		$ 34,000	
Less: preferred stock dividend	(50,000)		(50,000)		(50,000)	
Earnings available to common stockholders	83,000	5,537,071	419,000	4,776,741	(16,000)	4,104,360
Dilutive securities:						
Dilutive stock options		-		20,450		-
Warrants	-	14,680	-	69,258	-	-
Diluted earnings available to common stockholders	$ 83,000	5,551,751	$419,000	4,866,449	$ (16,000)	4,104,360

Stock options for 669,975, 460,813 and 381,488 shares for 2002, 2001 and 2000, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive. Warrants for 1,732,786, 1,287,370, and 844,895 shares for 2002, 2001 and 2000, respectively, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

Distribution of Capital and Preferred Returns

The Operating Agreement for San Jose Grill LLC, stipulates that distributions of distributable cash shall be made first, 10% to the manager and 90% to the members in the ratio of their percentage interests until the members have received the amount of

2. Summary of Significant Accounting Polices (Continued)

their initial capital contribution. Second, to the payment of the preferred return of ten percent per annum on the unpaid balance of the member's adjusted capital contribution until the entire accrued but unpaid preferred return has been paid. Third, to the members in the ratio of their percentage interests until the additional capital contributions have been repaid. Thereafter, distributions of distributable cash will be made first, 16 2/3% as an incentive to the manager and the balance to the members in the ratio of their percentage interests. In January 2002 distributions of distributable cash in the amount of $64,000 were made to the minority member that reduced the member's interest. In November 2002 distributions of distributable cash representing $46,000 of initial capital and $57,000 of preferred return were made to the minority member that reduced the member's interest. The minority member's unrecovered capital contribution at December 29, 2002 was $150,000.

The Operating Agreement and the Senior Promissory Note for Chicago – The Grill on the Alley, LLC stipulates that the non-manager member of Chicago – The Grill on the Alley, LLC is entitled to a cumulative preferred return of eight percent annually of their converted capital contribution. Preferred return payments of $81,000 were paid to the non-manager member during 2002. These payments are treated as a reduction of minority interest. Payments returning $95,000 of converted capital contribution were made in 2002. The minority member's unrecovered capital contribution at December 29, 2002 was $750,000.

The Operating Agreement for The Grill on Hollywood, LLC stipulates that distributions of distributable cash shall be made first, 90% to the non-manager member and 10% to the manager member until non-manager member's preferred return, unrecovered contribution account and additional contribution account are reduced to zero. Second, 90% to the manager member and 10% to the non-manager member until the manager member's preferred return and unrecovered contribution account have been reduced to zero. Thereafter, distributions of distributable cash shall be made to the members in proportion to their respective percentage interests. No distributions were made in 2002. The minority member's unrecovered capital contribution at December 29, 2002 was $1,200,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information about most financial instruments both on and off the balance sheet, if it is practicable to estimate. SFAS No. 107 excludes certain financial

2. Summary of Significant Accounting Policies (Continued)

instruments, such as certain insurance contracts, and all nonfinancial instruments from its disclosure requirements. A financial instrument is defined as a contractual obligation that ultimately ends with the delivery of cash or an ownership interest in an entity. Disclosures regarding the fair value of financial instruments have been derived using external market sources, estimates using present value or other valuation techniques.

Cash, accounts payable and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. The fair value of long-term debt closely approximates its carrying value.

Recently Issued Accounting Requirements

In May 2002, the FASB issued Statement of Financial Standards No. 145, ("SFAS 145"), "Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections." Among other things, SFAS 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of APB No. 30 are met. SFAS 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. Management does not believe that the adoption of this statement will have a material impact on our consolidated financial statements.

In July 2002, the FASB issued Statement of Financial Standards No. 146, ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which superceded EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value only when the liability is incurred. EITF Issue No. 94-3 requires recognition of a liability at the date an entity commits to an exit plan. All provisions of SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe that the adoption of this statement will have a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 required that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN 45's provisions for initial recognition and measurement will be effective on a prospective basis to guarantees issued or modified after December 31, 2002. Consistent with the provisions of FIN 45, the Company will apply this statement prospectively. As required by FIN 45, the disclosure provisions, when required, have been included in the Company's consolidated financial statements for the year ended 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148

2. Summary of Significant Accounting Policies (Continued)

amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 will be the guidance that determines (1) whether consolidation is required under the "controlling interest' model of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements" or, alternatively, (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. The variable interest model of FIN 46 looks to identify the "primary beneficiary" of a variable interest entity. The primary interest entity would be required to be consolidated if certain conditions are met. FIN 46 effective dates and transition provisions will be required to preexisting entities as of the first interim period beginning after June 15, 2003. Management does not believe that the adoption of this statement will have a material impact on our consolidated financial statements.

3. Furniture, Equipment and Improvements, Net

Furniture, equipment and improvements at December 29, 2002 and December 30, 2001 consisted of:

	2002	2001
Furniture, fixtures and equipment	$ 7,591,000	$ 7,514,000
Leasehold improvements	9,933,000	9,148,000
Motor vehicle	23,000	23,000
Expendables	335,000	335,000
Furniture, equipment and improvements	17,882,000	17,020,000
Less, Accumulated depreciation	(9,114,000)	(7,954,000)
Furniture, equipment and improvements, net	$ 8,768,000	$ 9,066,000

4. Accrued Expenses

Accrued Expenses at December 29, 2002 and December 30, 2001 consist of the following:

	2002	2001
Accrued payroll	$ 598,000	$ 636,000
Accrued sales tax	257,000	484,000
Accrued vacation	403,000	377,000
Deferred rent	325,000	331,000
Other	871,000	1,091,000
Total	$ 2,454,000	$ 2,919,000

5. Debts

On December 13, 2001, the bank credit facility was amended converting the term loan to a $800,000 reducing line of credit under which the amount available to draw is reduced each month by $25,000 so that it mimics the previous term loan as to the maximum outstanding balance. The reducing line of credit expires in October 2004 and bears interest at the bank prime rate. The maximum borrowing available under the reducing line of credit is $500,000 which will be reduced to $200,000 by the end of fiscal year 2003. The Company has an additional line of credit which provides borrowing up to $0.3 million. At December 29, 2002 there is no outstanding balance under either line of credit.

The credit facility is collateralized by an interest in the assets of the Company. In addition, two of the Company's principal stockholders have guaranteed the credit facility. In connection with this facility, the Company is required to comply with a number of restrictive covenants, including meeting certain debt service coverage and liquidity requirements. The credit agreement also contains a subjective acceleration clause and a cross-default provision.

Debts at December 29, 2002 and December 30, 2001 are summarized as follows:

	2002	2001
Note payable to Small Business Administration collateralized by property, payable monthly, $1,648, including interest at 4.0%, due September 23, 2006.	$ 66,000	$ 84,000
Note payable to lessor, uncollateralized, payable monthly, $1,435, including interest at 10.0%, due April 30, 2013.	118,000	123,000
Note payable for equipment, payable monthly, $2,039, due April 8, 2002.	-	5,000
Note payable for equipment, payable monthly, $14,597, including interest at 9.25%, due April 30, 2004.	208,000	356,000
Note payable for equipment, payable monthly, $6,382, including interest at 10.8%, due May 1, 2004.	96,000	159,000
Note payable for equipment, payable monthly, $15,396, including interest at 10.8%, due December 1, 2005.	452,000	583,000
Note payable for equipment, payable monthly, $136, including interest at 11.8%, due July 1, 2003.	1,000	2,000
	941,000	1,312,000
Less, Current portion of long-term debts	403,000	369,000
Less, Bank line of credit	-	-
Long-term portion	$ 538,000	$ 943,000

5. Debts (Continued)

Principal maturities of long-term debt are as follows:

Year Ending December	
2003	$ 403,000
2004	254,000
2005	173,000
2006	20,000
2007	8,000
Thereafter	83,000
Total	$ 941,000

6. Related Parties

Debts with related parties at December 29, 2002 and December 30, 2001 consisted of:

	2002	2001
Uncollateralized note payable to officer/Board member/major shareholder, with interest payable at a rate of 10% per annum. The note payable and interest is due on June 30, 2003.	$ 70,000	$ 70,000
Uncollateralized subordinated note payable to officer/Board member/major shareholder, with interest payable at a rate of 7.0% per annum. The note payable and interest is due on June 30, 2003.	85,000	85,000
Note payable to a member of the Board of Directors, payable monthly, $9,954, including interest at 9.0%, due August 1, 2004.	175,000	274,000
Collateralized subordinated note payable to a member of Chicago – The Grill on the Alley LLC. Conversion of the note is at the option of the member. The original principle amount of the note was $1,699,000. However, in February 1999, the member converted $1,190,000 of the note to equity. The note bears monthly payments of $6,292, including interest at 8% per annum. The note will mature on October 1, 2009. The Company guaranteed repayment of the loan to Chicago – The Grill on the Alley, LLC and issued 203,645 warrants to acquire common stock at $7.00 per share.	414,000	455,000
	744,000	884,000
Less, Current portion of notes payable – related parties	306,000	293,000
Long-term portion	$438,000	$ 591,000

6. Related Parties (Continued)

Principal maturities of debts with related parties are as follows:

Year Ending December 30,	
2003	$ 306,000
2004	115,000
2005	52,000
2006	56,000
2007	60,000
Thereafter	155,000
Total	$ 744,000

The Company agreed to pay to each of two stockholders interest at a rate of 2% per annum of the average annual balance of the bank credit facility for guaranteeing the note with their personal assets. Interest expense totaled zero, $59,000, and $44,000 for fiscal years 2002, 2001 and 2000, respectively.

A stockholder of the Company was the lessor for property leased by the Pizzeria Uno Restaurant in Cherry Hill. Rent expense related to this operating lease was $83,000, $252,000, and $248,000 for each of the fiscal years 2002, 2001 and 2000, respectively.

The holder of all of the Company's preferred stock is a part owner of the San Jose Fairmont Hotel, the site of The San Jose Grill LLC. He is also a part owner of the San Jose Hilton Hotel, the site of The City Bar & Grill, which is one of the restaurants licensed by the Company through management agreements entered into during 1998. Revenue related to this management agreement was $62,000, $65,000 and $92,000 for the fiscal years 2002, 2001 and 2000, respectively.

In August 1998, the Company entered into an agreement (the "Agreement") with Hotel Restaurant Properties, Inc. ("HRP") in which HRP will assist the Company in locating hotel locations for the opening of Company restaurants. One of the two owners of HRP is a family member of the above-referenced preferred stockholder of the Company. There were $168,000, $143,000 and $188,000 of management fees paid to HRP on this Agreement for fiscal year 2002, 2001 and 2000, respectively. The Agreement also provides that HRP will repay to the Company amounts advanced to managed units on behalf of HRP. Receivable from HRP was $192,000 at December 29, 2002 and $133,000 at December 30, 2001. Additionally, the Agreement provides that in certain cases both HRP and the Company will have certain rights to cause the Company to acquire HRP.

7. Stockholders' Equity

In June 1997, the Company completed a private placement of 50,000 shares of common stock, 1,000 shares of Series I Convertible Preferred Stock, 500 shares of Series II, 10% Convertible Preferred Stock, 187,500 five-year $8.00 warrants and 187,500 five-year $12.00 warrants. The warrants expired during 2002. The aggregate sales price of those securities was $1,500,000.

6. **Stockholders' Equity (Continued)**

The Series I Convertible Preferred Stock was convertible into common stock at $5.00 per share. In July 2000, the holder of the Series I convertible preferred stock converted all 1,000 shares of preferred stock into 200,000 shares of common stock.

The Series II 10% Convertible Preferred Stock is convertible into common stock commencing one year from the date of issuance at the greater of (i) $4.00 per share, or (ii) 75% of the average closing price of the Company's common stock for the five trading days immediately prior to the date of conversion; provided, however, that the conversion price shall in no event exceed $10.00 per share. The Series II, 10% Convertible Preferred Stock is entitled to receive an annual dividend equal to $100 per share payable on conversion or redemption in cash or, at the Company's option, in common stock at the then-applicable conversion price. The Series II, 10% Convertible Preferred Stock is subject to redemption, in whole or in part, at the option of the Company on or after the second anniversary of issuance at $1,000 per share. There were no conversions as of December 29, 2002. Accumulated dividends in arrears totaled $276,000 and $226,000 as of December 29, 2002 and December 30, 2001, respectively.

In July 2001, the Company completed a transaction with Starwood Hotels and Resorts Worldwide, Inc. pursuant to which (1) the Company and Starwood entered into a Development Agreement under which the Company and Starwood agreed to jointly develop the Company's restaurant properties in Starwood hotels; (2) the Company sold 666,667 shares of restricted common stock and 666,667 $2.00 stock purchase warrants to Starwood for $1,000,000. Concurrently, the Company sold an additional 666,666 shares of restricted common stock and 666,666 stock purchase warrants at $2.25 to other strategic investors for $1,000,000. Proceeds reflected in the financial statements are net of transaction costs.

Under the Development Agreement, the Company is obligated to issue to Starwood warrants to acquire a number of shares of the Company's common stock equal to four percent of the outstanding shares upon the attainment of certain development milestones. Such warrants are issuable upon execution of management agreements and/or license agreements relating to the development and operation, and the commencement of operation, of an aggregate of five, ten, fifteen and twenty of the Company's branded restaurants. If the market price of the Company's common stock on the date the warrants are to be issued is greater than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the greater of (1) 75% of the market price as of the date such warrant becomes issuable, or (2) the market price on the date of the Development Agreement. If the market price of the Company's common stock on the date the warrants are to be issued is less than the market price on the date of the Development Agreement, the warrants will be exercisable at a price equal to the market price as of the date such warrants become issuable. The warrants will be exercisable for a period of five years.

In addition to the warrants described above, if and when the aggregate number of Company restaurants operated under the Development Agreement exceeds 35% of the total Daily Grill, Grill and City Grill-branded restaurants, the Company will be obligated to

7. **Stockholders' Equity (Continued)**

issue to Starwood a warrant to purchase a number of shares of the Company's common stock equal to 0.75% of the outstanding shares on that date exercisable for a period of five years at a price equal to the market price at that date. On each anniversary of that date at which the restaurants operated under the Development Agreement continues to exceed the 35% threshold, for so long as the Development Agreement remains effective, the Company shall issue to Starwood additional warrants to purchase 0.75% of the outstanding shares on that date at an exercise price equal to the market price on that date.

Warrants

In June 1997, 187,500 warrants exercisable at $8.00 per share and 187,500 warrants exercisable at $12.00 per share were issued in connection with the offering of the Series I Convertible Preferred Stock. These warrants expired on June 26, 2002.

In February 1999, 17,708 warrants exercisable at $7.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. The exercisability of these warrants is contingent on the accepting of renewal options with regard to the restaurant lease for the Chicago – The Grill on the Alley, LLC. These warrants expire June 2010.

In February 1999, 8,854 warrants exercisable at $7.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. The exercisability of these warrants is contingent on the accepting of renewal options with regard to the restaurant lease for the Chicago – The Grill on the Alley, LLC. These warrants expire June 2015.

In February 1999, 177,083 warrants exercisable at $7.00 per share were issued in connection with the receipt of a loan from a Member of the Chicago – The Grill on the Alley, LLC. These warrants expire April 1, 2005.

In November 1999, 3,750 warrants exercisable at $2.00 were issued and are scheduled to expire November 2004.

In connection with a $400,000 loan to the Company, the Company issued 40,000 warrants to two accredited investors in July 2000. The warrants are exercisable for a period of four years at a price of $1.406 per share. The warrants were issued pursuant to a privately negotiated lending arrangement with two accredited investors pursuant to the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended. In July 2001, an additional 32,058 warrants exercisable for a period of four years were issued in connection with this loan at a price of $2.77 per share.

In connection with a guarantee of the Company's bank lending facility, the Company issued 150,000 warrants in July 2000 to two principle shareholders of the Company. The warrants are exercisable for a period of four years at a price of $1.406 per share. The warrants were issued pursuant to a privately negotiated guarantee of the Company's loan facility by two directors of the Company pursuant to the exemption from

7. Stockholders' Equity (Continued)

registration in Section 4(2) of the Securities Act of 1933, as amended. In August 2001, an additional 150,000 warrants exercisable for a period of four years were issued in connection with the guaranty at a price of $2.12 per share. In 2001, the fair value of the warrants is being amortized over the life of the guarantee.

In July 2001, in conjunction with the sale of restricted common stock to Starwood Hotels and Resorts Worldwide, Inc. and other strategic investors, the company issued 666,667 $2.00 stock purchase warrants and 666,666 $2.25 stock purchase warrants. The warrants expire in July 2006.

Options

On June 1, 1995, the Company's Board of Directors adopted the Grill Concepts, Inc. 1995 Stock Option Plan (the "1995 Plan") and on June 12, 1998 the 1998 Stock Option Plan (the "1998 Plan") was adopted. These Plans provide for options to be issued to the Company's employees and others. The exercise price of the shares under option shall be equal to or exceed 100% of the fair market value of the shares at the date of grant. The options generally vest over a five-year period.

A total of 1,072,500 common shares are reserved for issuance pursuant to these plans. During the year, upon recommendation of the Compensation Committee, 163,000 options were granted at $1.65. The Plans were approved at the 1996 and 1998 annual stockholders' meetings. The number of shares reserved under the Plans was increased by 500,000 shares at the annual stockholders' meeting in 2001. Transactions during the fiscal years 2002, 2001 and 2000 under the Plans were as follows:

	2002		2001		2000	
	Number Of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price
Options outstanding at Beginning of year	543,113	$ 3.24	381,488	$ 4.22	362,812	$ 5.05
Options granted - price equals fair value	163,000	1.65	179,500	2.54	92,300	1.55
Options granted - price greater Than fair value	-	-	100,000	3.16	-	-
Options exercised	-	-	-	-	-	-
Options cancelled	(36,138)	2.50	(117,875)	5.27	(73,624)	4.96
Options outstanding at end of year	669,975	$ 2.89	543,113	$ 3.24	381,488	$ 4.22
Options exercisable at end of year	295,095		188,210		234,863	
Options available for grant at end of year	402,525		529,387		191,012	

7. Stockholders' Equity (Continued)

The following table summarizes information about stock options outstanding at December 29, 2002 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 29, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Outstanding at December 29, 2002	Weighted-Average Exercise Price
$1.55	73,600	7.7	$ 1.55	29,920	$1.55
$1.65	157,000	9.5	$ 1.65	31,000	$1.65
$2.19 to $3.30	266,100	7.8	$ 2.79	91,300	$2.98
$4.00 to $4.68	102,275	3.6	$ 4.24	74,575	$4.27
$5.36 to $6.12	71,000	3.1	$ 5.49	68,300	$5.49
	669,975			295,095	

8. Unusual Charges

In 2000 the Company recorded a charge to earnings of $73,000 for the costs related to the closure of the Pizzeria Uno restaurant in Media, PA.

9. Pension Plan

Effective January 1, 1996, the Company established the Grill Concepts, Inc. 401(k) Plan (the "Plan"), a defined contribution savings plan, which is open to all employees of the Company who have completed one year (1,000 hours in that year) of service and have attained the age of 21. The Plan allows employees to contribute up to the lesser of the Internal Revenue Code-prescribed maximum amount or 20% of their income on a pre-tax basis, through contribution to the Plan. The Company's contributions are discretionary. For the years 2002, 2001 and 2000, the Company made no contributions to the Plan.

10. Commitments and Contingencies

The Company leases most of its restaurant facilities and corporate offices under noncancellable operating leases. The restaurant leases generally include land and building, require various expenses incidental to the use of the property, and certain leases require contingent rent above the minimum lease payments based on a percentage of sales. Certain leases also contain renewal options and escalation clauses.

10. Commitments and Contingencies (Continued)

The aggregate minimum lease payments under noncancellable operating leases are as follows:

Fiscal Year Ending	
2003	$ 2,050,000
2004	2,013,000
2005	1,756,000
2006	1,156,000
2007	1,006,000
Thereafter	4,847,000
Total	$ 12,828,000

Rent expense was $2,574,000, $2,906,000, and $2,990,000 for fiscal years 2002, 2001 and 2000, respectively, including $384,000, $337,000, and $ 395,000 for 2002, 2001 and 2000, respectively, for contingent rentals which are payable on the basis of a percentage of sales in excess of base rent amounts.

Restaurants such as those operated by the Company are subject to litigation in the ordinary course of business, most of which the Company expects to be covered by its general liability insurance. However, punitive damage awards are not covered by general liability insurance. Punitive damages are routinely claimed in litigation actions against the Company. No material causes of action are presently pending against the Company. However, there can be no assurance that punitive damages will not be given with respect to any actions that may arise in the future.

The Company plans on new restaurant openings during 2003. The restaurants will be structured as owned, joint ventures, LLCs or management agreements. In connection with the building of the restaurants, the Company may be obligated for a portion of the start-up and/or construction costs.

11. Income Taxes

The provisions for income taxes for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 are as follows:

	2002	2001	2000
Current – federal	$ -	$ -	$ 9,700
Current – state	37,000	65,000	4,300
	$ 37,000	$ 65,000	$ 14,000

11. Income Taxes (continued)

The following is a reconciliation of taxes at the U.S. federal statutory rate and the effective tax rate:

	2002	2001	2000
Taxes at federal tax rate	$ (31,000)	$113,000	$ (15,000)
State tax net of federal benefit	24,000	43,000	3,000
Change in valuation allowance	225,000	(224,000)	-
Net operating loss for which no tax benefit was realized	-	-	111,000
General business and tip tax credit	(188,000)	91,000	(110,000)
Other	7,000	42,000	25,000
Income tax provision	$ 37,000	$ 65,000	$ 14,000

Deferred tax assets and liabilities consist of the following as of December 29, 2002 and December 30, 2001:

	2002	2001
Deferred tax assets:		
Net operating loss	$1,156,000	$1,212,000
Fixed Assets	420,000	416,000
Intangibles	58,000	62,000
General business credit	928,000	640,000
Other	96,000	110,000
Total gross deferred tax assets	2,658,000	2,440,000
Less, Valuation allowance	(2,485,000)	(2,260,000)
Net deferred tax assets	173,000	180,000
Deferred tax liabilities:		
Intangible assets	(173,000)	(180,000)
Net deferred tax assets and liabilities	$ -	$ -

At December 29, 2002, the Company has available federal and state net operating loss carryforwards of $2,208,000 and $4,055,000 respectively, that may be utilized to offset future federal and state taxable earnings. Federal net operating losses begin to expire in 2014. The remaining state net operating losses begin expiring in 2003. A full valuation allowance has been established to reduce net deferred tax assets to the amount expected to be realized.

12. Store Openings

In connection with the building of a new restaurant in July 2001, The Grill on Hollywood, LLC was formed for the operation of a Grill restaurant at the new Hollywood and Highland entertainment and shopping complex in Hollywood, California. The construction of the restaurant was financed through a combination of equity capital and tenant improvement allowances. The restaurant opened on November 9, 2001.

The Company began management of a San Francisco hotel-based Daily Grill restaurant in February 2002. The Company advanced the restaurant approximately $287,000 that is to be repaid out of future operations.

The Company began management of a Houston, Texas hotel-based Daily Grill restaurant in July 2002. The Company advanced the restaurant approximately $64,000 for initial working capital that is to be repaid from future cash flows. This is the first restaurant opened under the Starwood agreement.

In connection with the building of a new restaurant, The Daily Grill at Continental Park, LLC was formed for the operation of a Daily Grill restaurant in El Segundo, California. The construction of the restaurant is being financed through a combination of equity capital and tenant improvement allowances. The restaurant opened January 16, 2003.

Store Closings

As noted in Note 8, the Company ceased to operate the Pizzeria Uno restaurant in Media, Pennsylvania in July 2000.

In July 2001, the Company finalized its sale of its Pizzeria Uno restaurant in South Plainfield, New Jersey for $700,000 less legal and other sale related fees of $45,000.

In April 2002, the Company sold the assets of its Pizzeria Uno restaurant in Cherry Hill, New Jersey for $325,000 less legal and other sale related fees of $61,000. The Company received $175,000 in cash and a non-interest bearing note for the remaining $150,000. The note was recorded with a discount of $33,000 in 2001 that is being taken into interest income over the life of the note.

In April 2002, the lease for the Encino Daily Grill expired and was not renewed.

GRILL CONCEPTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for fiscal years 2002 and 2001 is as follows:

	Quarter Ended			
	March 31, 2002	June 30, 2002	September 29, 2002	December 29, 2002
Total revenues	$ 11,772,000	$ 10,308,000	$ 9,467,000	$ 10,745,000
Gross profit	8,591,000	7,528,000	6,857,000	7,882,000
Income (loss) from operations	258,000	(141,000)	(487,000)	492,000
Net income (loss)	243,000	(65,000)	(442,000)	397,000
Basic net income (loss) per share	$ 0.04	$ (0.01)	$ (0.08)	$ 0.07
Diluted net income (loss) per share	$ 0.04	$ (0.01)	$ (0.08)	$ 0.07

	April 1, 2001	July 1, 2001	September 30, 2001	December 30, 2001
Total revenues	$ 12,435,000	$ 11,300,000	$ 10,140,000	$ 11,526,000
Gross profit	9,063,000	8,163,000	7,314,000	8,445,000
Income (loss) from operations	403,000	(18,000)	171,000	170,000
Net income (loss)	329,000	(74,000)	54,000	160,000
Basic net income (loss) per share	$ 0.08	$ (0.02)	$ 0.01	$ 0.03
Diluted net income (loss) per share	$ 0.08	$ (0.02)	$ 0.01	$ 0.03

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Corporate Information

Board Of Directors

Michael Weinstock
Chairman of the Board,
Executive Vice President

Robert Spivak
President, Chief Executive
Officer

Charles Frank
Partner, The Parkside Group,
President, CAF Restaurant
Service, Inc.

Glenn Golenberg
Managing Director,
Golenberg Schmitz Capital
Partners, LLC

Norman MacLeod
Executive Vice President,
Starwood Hotels & Resorts
Worldwide, Inc.

Stephen Ross
Consultant, Private Investor

Lewis Wolff
Chairman and Chief
Executive Officer,
Wolff DiNapoli LLC

Officers

Robert Spivak
President, Chief Executive
Officer

Michael Weinstock
Chairman, Executive Vice
President

Daryl E. Ansel
Chief Financial Officer

John Sola
Vice President, Operations and
Development

Transfer Agent

Securities Transfer Group
Dallas, Texas

Independent Auditors

PricewaterhouseCoopers, LLP
Los Angeles, California

Legal Counsel

Hertzog, Fisher, Grayson & Wolfe
Beverly Hills, California

Investor Relations

Daryl E. Ansel
Grill Concepts, Inc.
(310) 820-5559

Roger S. Pondel/Angie H. Yang
PondelWilkinson MS&L
(323) 866-6060

Securities Listing

The Company's common stock is traded on the NASDAQ Stock Market under the symbol GRIL.

Corporate Headquarters

Grill Concepts, Inc.
11661 San Vicente Blvd., Suite 404
Los Angeles, CA 90049
(310) 820-5559
(310) 820-6530 fax
www.dailygrill.com

The Grill On The Alley

Beverly Hills
9560 Dayton Way
Beverly Hills, CA 90210

San Jose
172 South Market Street
San Jose, CA 95113

Chicago
909 North Michigan Ave.
Chicago, IL 60611

The Grill on Hollywood
6801 Hollywood Blvd.
Hollywood, CA 90028

Daily Grill

Brentwood Gardens
11677 San Vicente Blvd.
Los Angeles, CA 90049

Beverly Connection
100 N. La Cienega Blvd.
Los Angeles, CA 90048

Fashion Island
957 Newport Center Dr.
Newport Beach, CA 92660

Laurel Promenade
12050 Ventura Blvd.
Studio City, CA 91604

El Paseo Collection
73-061 El Paseo
Palm Desert, CA 92260

Irvine
2636 Dupont Dr.
Irvine, CA 92612

Burbank
2500 Hollywood Way
Burbank, CA 91505

Washington D.C.
1200 18th Street N.W.
Washington, D.C. 20036

Georgetown
1310 Wisconsin Ave.
Washington, D.C. 20007

Tysons Corner
2001 International Dr.
McLean, VA 22102

Union Square
347 Geary Street
San Francisco, CA 94102

Universal CityWalk
1000 Universal City Plaza
Universal City, CA 91608

South Bay
2121 Rosecrans Ave.
El Segundo, CA 90245

Houston Galleria
5085 Westheimer Blvd.
Houston, TX 77056

Skokie
9599 Skokie Blvd.
Skokie, IL 60077

LAX
Tom Bradley Int'l Terminal
380 World Way
Los Angeles, CA 90045

The GRILL
ON · THE · ALLEY

DAILY GRILL

Grill Concepts, Inc.
11661 San Vicente Blvd.
Suite 404
Los Angeles, CA 90049

www.dailygrill.com

